

2019 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT

MAY 9, 2019

HARLEY-DAVIDSON MUSEUM

400 WEST CANAL STREET | MILWAUKEE, WISCONSIN



LETTER FROM CHIEF EXECUTIVE OFFICER

Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208
(414) 342-4680

March 29, 2019

Dear Fellow Shareholders,

In July we announced the More Roads to Harley-Davidson plan – an acceleration of our strategy to build the next generation of Harley-Davidson riders, grow motorcycling and return our business to growth through 2022. Our execution is on track, and we met or exceeded all stated plan milestones in 2018. We are energized that we're getting new and different people to stand up and take notice of Harley-Davidson.

Our current riders remain deeply engaged in the brand and tell us they too are excited at the direction we are headed. It's clear that the groundwork for an exciting future is being built in real time.

The More Roads to Harley-Davidson plan addresses the challenges of today and the opportunities ahead of us through three growth catalysts: new products, broader access and stronger dealers.

New Products

We continue to demonstrate our clear commitment to the passions and preferences of our current riders. Our 2019 motorcycles are hands down our best ever – we launched new models and debuted rider confidence, performance and infotainment features.

Our commitment to lead the electrification of motorcycling is also clear. In 2018, our first electric Harley-Davidson model, LiveWire™ made its debut, and we also provided a public glimpse of our broader electric portfolio.

Even before the first LiveWire™ is in the hands of the first owner, we are reaping the strategic value of this extraordinary motorcycle. The buzz is captivating and inspiring new people about what's possible from Harley-Davidson and why riding is an exciting and emotionally charged activity filled with adrenaline and fun.

Broader Access

We are accelerating our progress to grow Harley-Davidson's reach and relevance by aligning our efforts in an integrated way, to attract and increase value for new and different consumers and meet people where they are and how they want to engage.

In line with our plans to reach more urban dwellers and expand in emerging markets, 23 Harley-Davidson apparel stores were opened in high foot traffic areas throughout Asia in 2018. These stores offer a unique line of branded apparel, which we know is a gateway into Harley-Davidson. In our sample survey, over 75 percent of shoppers said it was their first visit to any Harley-Davidson store and over 60 percent were under 34 years old.

In 2018, we also launched eCommerce in the U.S. (Amazon) and in China (T-Mall) and enhanced our eCommerce store on H-D.com. In 2018, total eCommerce sales were up 32 percent.

We are building an integrated multi-channel retail experience that today's consumers expect and providing consumers an inspiring and convenient way to connect with Harley-Davidson products.

Stronger Dealers

In an environment of rapidly increasing customer expectations, we and our dealers must be prepared. Our dealers are critical as they bring the spirit of Harley-Davidson motorcycling to life each and every day.

We are emphasizing dealer capabilities, and we significantly increased support and incentives under a performance framework. Part of this work includes creating conditions to enable dealer growth and improve the customer experience.

Stronger Dealers means optimizing our network composition, providing more meaningful support tailored to individual dealers' needs and expanding our international footprint. In 2018, 56 international dealerships were opened.

Building the Next Generation of Riders Globally

Underpinning all global efforts is our topline strategy to build the next generation of Harley-Davidson riders through 2027. We set 10-year objectives knowing this would be a long march to change the way people think about motorcycling. It requires our very best efforts, significant change, and it requires time. More Roads is our plan to accelerate our progress, and it includes clear deliverables through 2022.

Our capabilities in building and retaining new riders are improving, and our 2018 marketing investments engaged new and existing riders. We continued the momentum we started in 2017 and ended 2018 with over 52,000 more Harley-Davidson riders in the U.S.*

Looking forward, our efforts will intensify. We are on track with our new middleweight Adventure Touring and Streetfighter motorcycles planned to launch in 2020. The immense talent and capabilities of our teams continue to boldly expand how the look, sound and feel of Harley-Davidson motorcycles drive appeal with new types of people.

We will continue to lead with passion and focus, to disrupt the status quo and ignite a cultural movement for motorcycling, inspiring new people AND our current riders to join us all along the way.

On behalf of everyone at Harley-Davidson, thank you for your investment and continuing to ride with us.

Matthew S. Levatich
President and Chief Executive Officer

*SOURCE: *IHS Markit Motorcycles in Operation (MIO) data for On-Highway and Dual purpose bikes in the U.S. as of Jan 1, 2019 compared to previous years of MIO back to 2002



Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208
(414) 342-4680

March 29, 2019

Dear Fellow Shareholder:

On behalf of the Board of Directors and management of Harley-Davidson, Inc., we invite you to attend the 2019 Annual Meeting of Shareholders to be held at 4:30 p.m., Central Daylight Time, on Thursday, May 9, 2019, at the Harley-Davidson Museum, 400 West Canal Street, Milwaukee, Wisconsin.

The accompanying Notice of Annual Meeting of Shareholders and Proxy Statement describe the formal business that the shareholders will transact at the Annual Meeting. During the Annual Meeting, there will also be a brief review of the business. When the business of the Annual Meeting is concluded, shareholders will have an opportunity to ask questions.

We are furnishing proxy materials to our shareholders via the internet. This process expedites the delivery of proxy materials, ensures that proxy materials remain easily accessible to shareholders and provides clear instructions for receiving materials and voting.

On March 29, 2019, we mailed our Notice of Internet Availability of Proxy Materials, which contains instructions for use of this process, including how to access our Proxy Statement and 2018 Annual Report on Form 10-K and how to vote via the internet, mail or telephone, or in person at our 2019 Annual Meeting of Shareholders. The Notice of Internet Availability of Proxy Materials contains instructions on how you may receive a printed copy of the Proxy Statement and 2018 Annual Report on Form 10-K.

We sincerely hope you will be able to attend our Annual Meeting. However, whether or not you are personally present, it is important that you vote your shares.

If you own shares through a broker, bank or other nominee, please vote your shares by providing your broker, bank or nominee with your voting instructions.

Thank you for your ongoing support of Harley-Davidson, Inc.

Sincerely yours,

Michael J. Cave
Chairman of the Board

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

May 9, 2019

The 2019 Annual Meeting of Shareholders of Harley-Davidson, Inc. will be held at the Harley-Davidson Museum, 400 West Canal Street, Milwaukee, Wisconsin, on Thursday, May 9, 2019, at 4:30 p.m., Central Daylight Time, to vote on the items listed below.

ITEMS TO BE VOTED:

1. To elect ten directors to the Board of Directors;
2. To approve, by advisory vote, the compensation of our named executive officers; and
3. To ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2019.

We will also take action upon any other business as may properly come before the 2019 Annual Meeting and any adjournments or postponements of that meeting.

The Board of Directors unanimously recommends a vote "FOR" items 1, 2, and 3. The Board of Directors or proxy holders will use their discretion on other matters that may arise at the 2019 Annual Meeting.

HOW TO VOTE YOUR SHARES:

March 15, 2019 is the record date for determining shareholders entitled to notice of and to vote at the 2019 Annual Meeting and any adjournments or postponements of that meeting. If you held your shares as of the close of business on March 15, 2019, you can vote using one of the following methods:



INTERNET
You can vote your shares online at *www.proxyvote.com*.



TELEPHONE
In the U.S. or Canada, you can vote your shares toll-free. Check your proxy card or voting instruction form for the toll-free number.



MAIL
You can vote via mail by marking, dating, and signing your proxy card or voting instruction form and returning it in the postage-paid envelope provided.



IN PERSON
If you plan to vote in person at the meeting, you will need to request a ballot to vote your shares. In addition, if you own your shares through a bank, broker or other nominee, you will need to obtain a legal proxy issued in your name from your bank, broker or other nominee to vote at the meeting.

We urge you to submit your proxy as soon as possible. If the records of our transfer agent show that you own shares in your name or if you own shares through our Dividend Reinvestment Plan at the close of business on March 15, 2019, then you may vote (1) via the internet at http://www.proxyvote.com, (2) in person at the Annual Meeting, (3) by mail after first requesting a printed copy of the Proxy Statement, proxy card and Annual Report on Form 10-K and following the instructions set forth on the proxy card or (4) by telephone after reviewing the Proxy Statement and Annual Report on Form 10-K at http://www.proxyvote.com.

If you own shares in "street name" (that is, through a broker, bank or other nominee), we encourage you to provide voting instructions to your bank, broker or other nominee. Street name holders may also vote via telephone or the internet if their bank, broker or other nominee makes those methods available, in which case the bank, broker or other nominee will enclose the instructions along with this Proxy Statement.

By Order of the Board of Directors,
Harley-Davidson, Inc.

Paul Jones
Secretary

Milwaukee, Wisconsin
March 29, 2019


This overview provides information that you should consider before voting on the items presented at this year's Annual Meeting of Shareholders. This overview does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting.

Item 1 To elect ten directors to the Board of Directors
Our Board unanimously recommends that you vote "FOR" the election of all director nominees.

Director Nominees

	AGE	DIRECTOR SINCE	INDEPENDENT	OTHER PUBLIC DIRECTORSHIPS	BOARD COMMITTEES			
					AFC	HRC	NCGC	SC
Troy Alstead Founder & CEO of Ocean5 Former COO & Former CFO of Starbucks Corp.	55	2017	x	Levi Strauss & Co.	☺		x	
R. John Anderson Retired Chief Executive Officer of Levi Strauss & Co.	68	2010	x			x	x	x
Michael J. Cave *Chairman of the Board* Retired Senior Vice President of The Boeing Company	58	2012	x	Aircastle Limited, Ball Corporation, Esterline Technologies Corporation		☺	x	
Allan Golston President, United States Program for the Bill & Melinda Gates Foundation	52	2017	x	Stryker Corporation	x		x	
Matthew S. Levatich President and Chief Executive Officer, Harley-Davidson, Inc.	54	2015		Emerson Electric Co.				
Sara L. Levinson Co-founder and Director, Katapult, Inc. Former President of NFL Properties, Inc.	68	1996	x	Macy's, Inc.		x	x	x
N. Thomas Linebarger Chairman and Chief Executive Officer, Cummins Inc.	56	2008	x	Cummins Inc.	x		☺	x
Brian R. Niccol Chief Executive Officer, Chipotle, Inc.	45	2016	x	Chipotle, Inc.		x	x	x
Maryrose T. Sylvester President and Chief Executive Officer, Current by GE	53	2016	x		x		x	
Jochen Zeitz Co-Founder and Executive Chairman of B Team Former CEO & CFO of PUMA	55	2007	x	Wilderness Holdings Limited (1)	x		x	☺

AFC: Audit and Finance Committee
HRC: Human Resources Committee
NCGC: Nominating and Corporate Governance Committee
SC: Sustainability Committee
☺   Member and Committee Chair
x: Member
(1)   Equity is traded on the Johannesburg Stock Exchange.



Item 2 To approve, by advisory vote, the compensation of our named executive officers
Our Board unanimously recommends that you vote "FOR" this proposal.

Our executive compensation goals and guiding principles emphasize pay-for-performance. We base several elements of our compensation upon delivering high levels of performance relative to performance measures that the Human Resources Committee has approved. For example, (i) the annual Short-Term Incentive Plan (STIP) and the performance shares require that we achieve financial performance before recipients are entitled to this compensation; and (ii) the equity component of our compensation program provides greater financial benefits when our stock price is increasing. Our goals and guiding principles are as follows:

- Pay-for-performance | Reward for exceptional performance with higher pay outcomes, while delivering reduced or no incentive pay when performance expectations are not met.

- Align interests with those of our shareholders | Use equity-based awards and stock ownership guidelines, to focus management on sustainable long-term growth and share price appreciation.

- Encourage outcomes and behaviors | Balance rewarding the delivery of near-term results that drive long-term performance, while discouraging excessive or inappropriate risks.

- Align measures with our strategy and operating plan | Select performance measures that reflect our strategic objectives, with goals that are challenging yet achievable during the applicable period.

- Target pay competitively and appropriately | Set target compensation within a 20% range of the 50th percentile of our compensation peer group for target performance to remain market competitive and to attract and retain top executive talent.



Item 3 To ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2019.
Our Board unanimously recommends a vote "FOR" ratifying the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2019.

We will also take action upon any other business as may properly come before the 2019 Annual Meeting and any adjournments or postponements of that meeting.
The Board of Directors or proxy holders will use their discretion on other matters that may arise at the 2019 Annual Meeting.



3700 West Juneau Avenue Milwaukee, Wisconsin 53208

March 29, 2019

The Board of Directors of Harley-Davidson, Inc. requests the proxy accompanying this Proxy Statement for use at the 2019 Annual Meeting of Shareholders to be held at the Harley-Davidson Museum, 400 West Canal Street, Milwaukee, Wisconsin, on Thursday, May 9, 2019 at 4:30 p.m., Central Daylight Time, and at any adjournment or postponement of that meeting (the "Annual Meeting").

We first mailed the Notice of Internet Availability of Proxy Materials to shareholders on March 29, 2019. The Notice of Internet Availability of Proxy Materials instructs shareholders and beneficial owners of our Common Stock on how they may access our proxy materials, which include our Proxy Statement and 2018 Annual Report on Form 10-K, via the internet. You will not receive a printed copy of the proxy materials unless you request to receive these materials by following the instructions we provide later in this Proxy Statement and in the Notice of Internet Availability of Proxy Materials. Instead, the Notice of Internet Availability of Proxy Materials will instruct you on how you may access and review all of the important information contained in the proxy materials. The Notice of Internet Availability of Proxy Materials also instructs how you may submit your proxy via the internet, mail or telephone, or in person at the Annual Meeting. If you received a Notice of Internet Availability of Proxy Materials by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions we provide later in this Proxy Statement.

As used in this Proxy Statement, "we," "our," the "company" or "Harley-Davidson" refers to Harley-Davidson, Inc. We operate in two business segments: the motorcycles and related products segment and the financial services segment. "HDMC" refers to our motorcycles and related products segment subsidiaries, which include the companies that do business as "Harley-Davidson Motor Company." "HDFS" generally refers to our financial services segment subsidiary, which includes Harley-Davidson Financial Services, Inc. and its subsidiaries.

PROPOSAL 1: ELECTION OF DIRECTORS

Shareholders will elect ten directors at the 2019 Annual Meeting. We have significantly refreshed our Board of Directors since the 2016 annual meeting of shareholders. Four of the director nominees – Ms. Sylvester and Messrs. Alstead, Golston and Niccol – became directors after the 2016 annual meeting of shareholders and before the 2017 annual meeting of shareholders.

Our Restated Articles of Incorporation provide for a Board of Directors that has between six and fifteen members. The Board determines the size from time to time by the vote of a majority of the current directors. The entire Board is elected annually. The Board currently consists of ten members with terms that expire at the Annual Meeting.

Our By-laws have a majority vote standard for the election of directors. Because this is an uncontested election, the number of votes cast favoring each director nominee's election must exceed 50% of the total number of votes cast with respect to that nominee's election, including any votes withheld, for shareholders to elect the nominee. If an incumbent director is not elected, such incumbent director must promptly tender his or her resignation to the Chairman promptly following certification of the shareholder vote. Promptly after the Chairman receives such resignation, the Nominating and Corporate Governance Committee will consider the resignation and recommend to the Board whether the Board should accept the tendered resignation or reject it. Any shares not voted, whether due to abstentions or broker non-votes, will not have an impact on the election of directors.

Unless you specify otherwise in your proxy, the persons you appointed will vote your shares "FOR" the Board of Directors' nominees that we name below. If any nominee becomes unable to serve, the persons you appointed may vote your shares for another person that the Board designates.

Identified on the following pages are the ten director candidates that the Board of Directors has nominated. All ten nominees have advised us that they will serve if elected. We provide the following information for each nominee of the Board of Directors:

- name;

- age as of March 15, 2019;

- principal occupations for at least the past five years;

- the names of any other public companies or relevant private companies where the nominee or director currently serves as a director or has served as director during the past five years; and

- the particular experience, qualifications, attributes or skills that led the Board to conclude that the person should serve as a director for the company.



THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE FOLLOWING TEN NOMINEES OF THE BOARD OF DIRECTORS.

BIOGRAPHICAL INFORMATION, SKILLS AND QUALIFICATIONS

Summary of 2019 Director Skills, Qualifications, and Experience

The Board believes that all of the directors are highly qualified and have specific employment and leadership experiences, qualifications, and skills that qualify them for service on the Board, including significant experience leading business strategy. Our directors have diverse backgrounds, experience and board tenure, and possess many different and valuable skills and qualifications. This all supports the Board's responsibility to drive strategy, assess performance, and engage with and challenge management.

Below is a matrix and definition of the experience, skills and qualifications the Board has identified as important for determining whether each nominee should serve on the Board in light of the company's business and strategic direction. The matrix identifies the skills and qualifications that each director possesses. The section just below the matrix defines each of the skills and qualifications and describes why each skill and qualification is important. The biographies for each director describe in more detail the relevant experience, qualifications, attributes and skills of the director.

SKILLS/QUALIFICATIONS*	Alstead	Anderson	Cave	Golston	Levatich	Levinson	Linebarger	Niccol	Sylvester	Zeitz
Retail	•	•	•		•	•	•	•	•	•
Branding and Consumer Marketing	•	•			•	•		•		•
Engineered Product Development			•		•		•	•		
Finance/Accounting	•		•	•			•			•
International Business	•	•	•	•	•	•	•	•	•	•
Manufacturing/Operations Management	•	•	•		•	•	•	•		•
Public Company Leadership and Board Experience	•	•	•	•	•	•	•	•	•	•
Strategic Leadership	•	•	•	•	•	•	•	•	•	•
Technology/Digital	•					•		•	•	

* The following definitions and reasoning were used in the skills/qualifications matrix:

1. **Retail** - experience at an executive level creating and managing channels of distribution, customer experience, product mix, product pricing, and product promotion in both digital and analog environments. This is relevant to providing vision and direction for our sales and distribution channels.

2. **Branding and Consumer Marketing** - experience at an executive level with customer creation, brand innovation, and go-to-market strategy and execution. This is relevant as we seek to develop and strengthen our brand, premium position and entry into new markets.

3. **Engineered Product Development** - experience leading a business or company in which value is created from the development of complex products or technology. This is important to us because we sell complex, highly engineered products.

4. **Finance/Accounting** - experience at an executive level or expertise with financial reporting, internal controls, finance companies or public accounting. This is relevant to us because it assists our directors in understanding our financial statements, understanding our capital structure, and overseeing our financial reporting and internal controls.

5. **International Business** - experience at an executive level overseeing international operations or working outside the U.S. This is important as we continue to grow our international business.

6. **Manufacturing/Operations Management** - experience at an executive level or expertise in managing a business or company that has significant focus on manufacturing and supply chain. This is relevant to assessing senior management's role of effectively and efficiently operating our production and logistics operations.

7. **Public Company Leadership and Board Experience** - experience as a public company board member, or as CEO or other executive position with significant interaction with a public company's board of directors. This experience is important to give insight about our strategic leadership, and appointing, overseeing, and assessing leadership.

8. **Strategic Leadership** - experience at an executive level driving strategic direction and growth of an enterprise. This provides our directors with a practical understanding that can be used to evaluate management's strategies and help develop strategies.

9. **Technology/Digital** - experience at an executive level or expertise in the use of information technology, digital media or other technology to facilitate business objectives. This is important to us as we look for ways to use technology to acquire customers and enhance our internal operations.

DIRECTOR TENURE:



4 directors — < 5 yrs
3 directors — 5 - 10 yrs
3 directors — 10+ yrs

DIRECTOR AGE:



50'S
40'S 60'S
55 yrs average age

DIRECTOR GENDER & RACE:

40%

4 of our **10** directors are female or minority

Nominees of the Board of Directors



TROY ALSTEAD

AGE: **55** / DIRECTOR SINCE **2017** / COMMITTEES: *Audit and Finance Committee (Chair), Nominating and Corporate Governance Committee*

Mr. Alstead is the founder of Harbor O5, LLC, which developed a new restaurant and social concept, Ocean5, that opened in 2017. In February 2016, Mr. Alstead retired from Starbucks Corporation, an American coffee company and coffeehouse chain, after 24 years with the company, having most recently served as Chief Operating Officer. He served as Chief Operating Officer beginning in 2014. From 2008 to 2014, he served as that company's Chief Financial Officer and Chief Administrative Officer. Additionally, he served as Group President, Global Business Services from 2013 until his promotion to Chief Operating Officer. Mr. Alstead joined Starbucks in 1992 and over the years served in a number of operational, general management, and finance roles. Mr. Alstead spent a decade in Starbucks' international business, including roles as Senior Leader of Starbucks International, President Europe/ Middle East/Africa headquartered in Amsterdam, and Chief Operating Officer of Starbucks Greater China, headquartered in Shanghai. Mr. Alstead is also a member of the board of directors of Levi Strauss & Co. and Topgolf International, Inc.

QUALIFICATIONS:

Spent a decade in Starbucks' international business, providing him the experience to help identify ways to grow the reach and impact of our brand, market share and profits internationally.

Extensive experience in managing a premium brand and maintaining it as a key asset and differentiator.

Served in a variety of finance roles during his tenure with Starbucks Corporation, including six years as the Chief Financial Officer, through which he gained valuable knowledge and insight into the accounting, finance and audit functions of a public company.



R. JOHN ANDERSON

AGE: **68** / DIRECTOR SINCE **2010** / COMMITTEES: *Human Resources Committee, Nominating and Corporate Governance Committee, Sustainability Committee*

Mr. Anderson served as the President and Chief Executive Officer of Levi Strauss & Co., a company that designs and markets jeans, casual wear and related accessories, from 2006 to 2011. Mr. Anderson has wide-ranging expertise in international business matters, merchandising, marketing and operations. Among other leadership positions in his 30-year career with Levi Strauss & Co., he served as President of the Company's Asia Pacific Division; President of its Global Sourcing Organization; President of Levi Strauss Canada and Latin America; interim President of Levi Strauss Europe; and Vice President of Merchandising and Product Development for the U.S. Mr. Anderson's decades of service with Levi Strauss & Co. is extremely helpful to the Board in light of the nature of our business.

QUALIFICATIONS:

Spent 30 years in various leadership positions with Levi Strauss & Co., where he gained expertise in developing and marketing consumer products and apparel that have transcended generations, providing him the experience to help identify ways to extend our reach and relevance to the next generation of Harley-Davidson riders.

Led multiple international business divisions at Levi Strauss & Co., through which he gained the experience necessary to help us grow the reach and impact of our brand, market share and profits internationally.

Extensive experience in executive and leadership positions, from which he brings a valuable perspective on the organizational management and governance of complex organizations.



MICHAEL J. CAVE

AGE: **58** / DIRECTOR SINCE **2012** / *Chairman of the Board* / COMMITTEES:
Human Resources Committee (Chair), Nominating and Corporate Governance Committee

Mr. Cave served as a Senior Vice President of The Boeing Company, the world's leading aerospace company and the largest manufacturer of commercial jetliners and military aircraft, from 2010 to 2014. He also served as President of Boeing Capital Corp., a wholly owned Boeing subsidiary that is primarily responsible for arranging, structuring and providing financing for Boeing's commercial airplane and space and defense products, from 2010 to 2014. Mr. Cave served as Senior Vice President of Business Development and Strategy for Boeing, as Senior Vice President/Chief Financial Officer of Boeing Commercial Airplanes and as Vice President, Finance for Boeing Information, Space & Defense Systems from 1998 through 2010. Prior to 1998, Mr. Cave held a variety of other assignments across Boeing's defense and commercial businesses. He was named one of the 100 Most Important Hispanics in Technology and Business for 2006 by Hispanic Engineer and Information Technology magazine. He also serves as a director of AirCastle Ltd., Ball Corporation and Esterline Technologies, and served as a director of Boeing Capital Corp. from 2010 to 2014. He holds a bachelor's degree in engineering from Purdue University.

QUALIFICATIONS:

Brings experience in business development and strategy roles at The Boeing Company, which enables him to provide guidance to Harley-Davidson regarding its strategic plan.

Served as President of Boeing Capital Corp., providing him with financial services experience and leadership skills that benefit the company as we focus on delivering superior financial returns to shareholders.

Has expertise in leveraging human capital through hiring, retaining, and incentivizing senior personnel at The Boeing Company.

Extensive background in engineering, through which he developed skills and insights that help the company evaluate opportunities in existing product segments and enter new and existing product segments with new technologies.



ALLAN GOLSTON

AGE: **52** / DIRECTOR SINCE **2017** / COMMITTEES: *Audit and Finance Committee,*
Nominating and Corporate Governance Committee

Mr. Golston has been President of the United States Program for the Bill & Melinda Gates Foundation, a private foundation that supports initiatives in education, world health and population, and community giving in the Pacific Northwest, since 2006. Mr. Golston served as Chief Financial and Administrative Officer for that foundation from 2000 to 2006. He is a certified public accountant and has held positions as a finance executive with Swedish Health Services in Seattle, Washington, and with the University of Colorado Hospital. Mr. Golston is also a member of the board of directors of Stryker Corporation and has served on that company's audit committee.

QUALIFICATIONS:

Brings extensive experience working for organizations focused on social responsibility that will continue to help guide us as we seek to grow our business without growing our environmental impact.

Spent the last 19 years in executive leadership roles at the Bill & Melinda Gates Foundation where he gained expertise in initiating and leading strategic projects, including opening and operating offices in India and China, providing experience necessary to help guide our strategic plan.

Served in a variety of executive finance roles, including as Chief Financial and Administrative Officer for the Bill & Melinda Gates Foundation, enabling him to make valuable contributions to our Audit and Finance Committee.



MATTHEW S. LEVATICH

AGE: **54** / DIRECTOR SINCE **2015**

Mr. Levatich is our President and Chief Executive Officer. Mr. Levatich joined Harley-Davidson in 1994 and served as President and Chief Operating Officer of HDMC from 2009 until May 2015, when he became our President and Chief Executive Officer. Mr. Levatich previously served as President and Managing Director of MV Agusta, a former subsidiary of Harley-Davidson, from 2008 to 2009, General Manager of Parts and Accessories and Custom Vehicle Operations from 2007 to 2008, and Vice President of Materials Management from 2003 to 2007. Mr. Levatich holds an undergraduate degree in mechanical engineering from Rensselaer Polytechnic Institute. He received his graduate degree in engineering management and an MBA from Northwestern University. Mr. Levatich also serves on the board of directors of Emerson Electric Co. Mr. Levatich's years of experience within our organization and in the motorcycle manufacturing industry provide the Board with a deep familiarity and a wealth of knowledge to utilize in decision-making with respect to all facets of the company.

QUALIFICATIONS:

Brings 25 years of experience in the motorcycle industry, which provides the Board with a deep familiarity and wealth of knowledge about our products and our business, including how we continue to strengthen and deliver our brand experience through dealer networks and online.

Extensive experience with international manufacturing, marketing and management as the Chief Operating Officer of Harley-Davidson, and President and Managing Director of MV Augusta, providing experience necessary to our efforts to capitalize on opportunities in developed and emerging international markets.

Significant background in engineering, management, and materials management which is invaluable to the company as we launch new motorcycles and related products to inspire the next generation of Harley-Davidson riders.



SARA L. LEVINSON

AGE: **68** / DIRECTOR SINCE **1996** / COMMITTEES: *Human Resources Committee, Nominating and Corporate Governance Committee, Sustainability Committee*

Ms. Levinson is the co-founder and has been a director of Katapult, a digital entertainment company making products for today's creative generation, since 2013. She had served as the Non-Executive Chairman of ClubMom, Inc., an internet-based consumer relationship company, a position she held from 2002 to 2008. She previously served as Chairman and Chief Executive Officer of ClubMom, Inc. from 2000 to 2002 and as President of the Women's Group of Rodale, Inc., the world's leading publisher of information on healthy, active lifestyles, from 2002 to 2005. Ms. Levinson was President of NFL Properties, Inc., a trademark licensing company for the National Football League, from 1994 to 2000. Prior to that time, Ms. Levinson served as President and Business Director of MTV: Music Television, a cable television network. Ms. Levinson holds a master's degree of business administration from Columbia University and has expertise in marketing and licensing. She is also a member of the board of directors for Macy's, Inc.

QUALIFICATIONS:

Provides our Board with many years of leadership and corporate governance experience from her service as an executive and board member of several major consumer-focused companies.

Has served in executive and leadership roles at digital and media-based companies, including international companies such as MTV: Music Television, which provides valuable insights to the company as we strengthen our brand experience online and abroad.

Brings expertise in marketing and licensing, which will help the company as we seek to maintain and grow our premium brand.



N. THOMAS LINEBARGER

AGE: **56** / DIRECTOR SINCE **2008** / COMMITTEES: *Audit and Finance Committee, Nominating and Corporate Governance Committee (Chair), Sustainability Committee*

Mr. Linebarger is Chairman and Chief Executive Officer of Cummins Inc., which designs, manufactures, distributes and services diesel and natural gas engines, electric power generation systems and engine-related component products, a position he has held since 2012. Mr. Linebarger had served as President and Chief Operating Officer of Cummins from 2008 to 2012. Mr. Linebarger served as Executive Vice President of Cummins and President of Cummins Power Generation from 2005 to 2008, as Cummins' Vice President and President of Cummins Power Generation from 2003 to 2005 and as Cummins' Chief Financial Officer from 2000 to 2003. Mr. Linebarger has a master's degree of business administration from the Stanford Graduate School of Business and a master's degree of manufacturing systems engineering from Stanford University. He has expertise in finance, engineering, international business matters and operations. Mr. Linebarger is also a director of Cummins Inc. He was a director of Pactiv Corporation from 2005 to 2010 (when it was acquired by Reynolds Group Holdings).

QUALIFICATIONS:

Brings extensive experience in manufacturing and engineering that will help guide our initiatives to launch high impact new motorcycles and related products.

Provides the skills and expertise necessary to assess the effectiveness of our Board and its practices through his service as the Chairman of Cummins Inc.

Brings 19 years of executive leadership experience with a public company to our Board and is deeply familiar with implementing initiatives designed to leverage an organization's core strengths and deliver superior returns on invested capital.



BRIAN R. NICCOL

AGE: **45** / DIRECTOR SINCE **2016** / COMMITTEES: *Human Resources Committee, Nominating and Corporate Governance Committee, Sustainability Committee*

Mr. Niccol has served as the Chief Executive Officer of Chipotle Mexican Grill, Inc., since March 2018. Chipotle operates restaurants throughout the United States and internationally that serve a focused menu of items, using fresh, high-quality ingredients. Mr. Niccol previously served as Chief Executive Officer of Taco Bell Corp., a division of Yum! Brands, Inc., from 2015 to 2018. He joined Taco Bell in 2011 as Chief Marketing and Innovation Officer and served as President of Taco Bell from 2013 to 2014. Prior to his service at Taco Bell, from 2005 to 2011, he served in various executive positions at Pizza Hut, another division of Yum! Brands, including General Manager and Chief Marketing Officer. Before joining Yum! Brands, Mr. Niccol spent ten years at Procter & Gamble Co., serving in various brand management positions. Mr. Niccol is also a director of Chipotle Mexican Grill, Inc. (NYSE: CMG). Mr. Niccol holds a bachelor's degree in engineering management from Miami University in Oxford, Ohio and a master's degree in business administration, with a concentration in finance, from the University of Chicago graduate school of business.

QUALIFICATIONS:

Brings insight to our Board on strengthening and growing consumer brands through his service in various marketing and leadership positions at Taco Bell and Procter & Gamble.

Has served in executive leadership positions at various divisions of Yum! Brands, an international consumer-facing company, for the past 13 years, providing experience necessary for our Board to advise on our initiative to grow our international business.

Led various internet and mobile marketing initiatives during his tenure as Chief Executive Officer of Taco Bell, gaining expertise that will guide our efforts to build the next generation of Harley-Davidson riders.



MARYROSE T. SYLVESTER

AGE: 53 / DIRECTOR SINCE **July 2016** / COMMITTEES: *Audit and Finance Committee, Nominating and Corporate Governance Committee*

Ms. Sylvester has served as President and Chief Executive Officer of Current, powered by GE, since 2015. Current is a digital power service business that delivers integrated energy systems combining LEDs, solar, storage and onsite power. Prior to her role at Current, Ms. Sylvester served as President and CEO of GE Lighting, a subsidiary of General Electric Company (GE), from 2011 to 2015. GE Lighting manufactures, sources and sells a variety of energy-efficient lighting solutions. She has been employed by GE since 1988. At GE, she held positions of increasing responsibility with divisions of that company, including President and CEO of GE Lighting Systems (2000 to 2002), President of GE Quartz (2002 to 2006) and CEO of GE Intelligent Platforms (2006 to 2011). Ms. Sylvester holds an undergraduate degree in Procurement and Production Management from Bowling Green State University and an MBA from Cleveland State University.

QUALIFICATIONS:

Has held executive and leadership positions at various divisions of GE for the past 18 years, giving her a wide variety of expertise in the management and governance of a public company.

Extensive consumer marketing and distribution channel experience as the CEO of GE lighting, which will allow her to assess our plans to improve operations and acquire new customers.

Brings extensive knowledge regarding product development and marketing at an international company that is consistent with our goal to expand our business in developing and emerging markets.

Provides our Board with valuable insights on reducing the environmental impact of our products as a result of her significant experience leading the development of energy-efficient products at GE.



JOCHEN ZEITZ

AGE: 55 / DIRECTOR SINCE **2007** / COMMITTEES: *Audit and Finance Committee, Nominating and Corporate Governance Committee, Sustainability Committee (Chair)*

Mr. Zeitz is Co-founder of the B Team, a not-for-profit initiative that supports sustainable business practices. He is owner and Founder of Segera Ltd and the Zeitz Foundation, and Co-Founder and Co-Chair of the Zeitz Museum of Contemporary Art Africa (Zeitz MOCAA) in Cape Town, which preserves and exhibits contemporary art from Africa and its diaspora. He also serves as a member of the Board of Directors of Cranemere Group Limited and the Kenya Wildlife Service. Previously he served as a Director of Kering and Chairman of its sustainable development committee from 2012 to 2016. Kering (formerly known as PPR) is a world leader in luxury fashion with an ensemble of powerful brands. Mr. Zeitz served as CEO of PPR's Sport & Lifestyle division and Chief Sustainability Officer from 2010 until 2012, and as a Member of its Executive Committee from 2007 to 2012. Additionally, he served as Chairman of the Administrative Board of PUMA SE, which develops and markets a broad range of sport and lifestyle products, from 2011 to 2012. Mr. Zeitz formerly served as Chairman and Chief Executive Officer of PUMA AG from 1993 to 2011, when he brought it from near-bankruptcy to become one of the top 3 brands in the sporting goods industry (growing share price by 4000%). Having joined PUMA in 1990, he was also its Chief Financial Officer from 1993 to 2005 and pioneered the concept of 'Environmental Profit and Loss', which applies monetary value to impacts across a business' supply chain.

QUALIFICATIONS:

Has served in a variety of executive and board leadership positions focused on sustainable development and sustainable business practices, giving him the experience to provide us with important insights as we strive to grow our business without growing our environmental impact.

Spent 12 years as the Chief Financial Officer of PUMA, giving him valuable financial expertise and familiarity with the financial, accounting and audit functions of a public company.

Previously served in executive and board leadership positions at Kering, where his experience developing and marketing apparel brands to international consumers can help guide our initiatives to offer apparel to a new generation of Harley-Davidson riders in both retail and online outlets.

PROPOSAL 2: APPROVAL, BY ADVISORY VOTE, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Our shareholders may approve, on a non-binding, advisory basis, our named executive officer ("NEO") compensation as disclosed in accordance with the executive compensation disclosure rules contained in Item 402 of SEC Regulation S-K. At our 2017 annual meeting, we held a non-binding, advisory shareholder vote on the frequency of future advisory shareholder votes on the compensation of our NEOs. Our shareholders expressed a preference that advisory shareholder votes on the compensation of our NEOs be held on an annual basis, and as previously disclosed, the company continued the policy to hold such votes annually. Accordingly, as required by Section 14A of the Securities Exchange Act of 1934, we are asking shareholders to approve, on an advisory basis, the compensation of our NEOs.

The vote on this proposal is not intended to address any specific element of compensation; rather, the vote relates to the compensation of our NEOs as disclosed in the "Compensation Discussion and Analysis" section and the accompanying executive compensation tables and narrative discussion contained in this Proxy Statement. The company asks that you support the compensation of our NEOs as so disclosed. Because your vote is advisory, it will not be binding on the Human Resources Committee, the Board or the company. However, the HR Committee will review the voting results and consider them when making future decisions regarding executive compensation.

Our executive compensation goals and guiding principles emphasize pay-for-performance. We base several elements of our compensation upon delivering high levels of performance relative to performance measures that the Human Resources Committee has approved. For example, (i) the annual Short-Term Incentive Plan (STIP) and the performance shares require that we achieve financial performance before recipients are entitled to this compensation; and (ii) the equity component of our compensation program provides greater financial benefits when our stock price is increasing. Our goals and guiding principles are as follows:

- Pay-for-performance | Reward for exceptional performance with higher pay outcomes, while delivering reduced or no incentive pay when performance expectations are not met.

- Align interests with those of our shareholders | Use equity-based awards and stock ownership guidelines, to focus management on sustainable long-term growth and share price appreciation.

- Encourage outcomes and behaviors | Balance rewarding the delivery of near-term results that drive long-term performance, while discouraging excessive or inappropriate risks.

- Align measures with our strategy and operating plan | Select performance measures that reflect our strategic objectives, with goals that are challenging yet achievable during the applicable period.

- Target pay competitively and appropriately | Set target compensation within a 20% range of the 50th percentile of our compensation peer group for target performance to remain market competitive and to attract and retain top executive talent.

We describe the individual elements that make up our total compensation more fully in the "Compensation Discussion and Analysis" section of this Proxy Statement. We believe our executive compensation programs are structured to best support our company and our business objectives.

Overall company performance in 2018 exceeded targeted levels for our short-term incentive plan with improvements in revenue, net income, and EPS, despite the challenging operating environment. Looking more broadly, there were many achievements for the Company in 2018, such as accomplishing all of the 2018 More Roads to Harley-Davidson milestones, a 20% increase in cash from operations, a net increase of over 52,000 new riders in the U.S., increased international sales and record operating income for HDFS.

This overall performance translated into an above target outcome under the short-term incentive plan. Payouts under the long-term incentive plan for the three-year performance share cycle that ended in 2018 were below target reflecting the ongoing decline in the U.S. industry. The Committee is comfortable that the outcomes under these plans reasonably reflect the balance of short- and long-term performance and that management is taking the right actions today to build a sustainable business for the future.

Accordingly, for the reasons we discuss above, the Board recommends that shareholders vote in favor of the compensation of our NEOs as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion.

The votes cast "for" this proposal must exceed the votes cast "against" this proposal for approval of the compensation of our NEOs, assuming that a quorum is present. For purposes of determining the vote regarding this proposal, abstentions and broker non-votes do not constitute a vote "for" or "against" the proposal and will be disregarded in the calculation of "votes cast." Proxies solicited by the Board will be voted "FOR" approval of the compensation unless a shareholder specifies otherwise.



THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THE COMPENSATION DISCUSSION AND ANALYSIS SECTION AND THE ACCOMPANYING COMPENSATION TABLES AND NARRATIVE DISCUSSION CONTAINED IN THIS PROXY STATEMENT.

PROPOSAL 3: RATIFICATION OF THE SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, an independent registered public accounting firm, performed an audit of our consolidated financial statements for the fiscal year ended December 31, 2018 and the effectiveness of our internal control over financial reporting as of December 31, 2018. The Audit and Finance Committee is responsible for the appointment, compensation, retention and oversight of the independent auditors retained to audit our financial statements. The Audit and Finance Committee selected Ernst & Young LLP to serve as our independent registered public accounting firm for the 2019 fiscal year, and the committee is presenting this selection to shareholders for ratification. Ernst & Young LLP has served as our independent auditor since 1982. Representatives of Ernst & Young LLP will be present at the Annual Meeting to respond to shareholders' questions and to make a statement, if they so desire.

If, prior to the Annual Meeting, Ernst & Young LLP declines to act as our independent registered public accounting firm or the Audit and Finance Committee does not want to use Ernst & Young LLP as our independent registered public accounting firm, the Audit and Finance Committee will appoint another independent registered public accounting firm. The Audit and Finance Committee will present any new independent registered public accounting firm for the shareholders to ratify at the Annual Meeting. If the shareholders do not ratify the engagement of Ernst & Young LLP at the Annual Meeting, then the Audit and Finance Committee will reconsider its selection of Ernst & Young LLP.

To ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2019, the votes cast "for" this proposal must exceed the votes cast "against" it. For purposes of determining the vote regarding this proposal, abstentions and broker non-votes (if any) do not constitute a vote "for" or "against" the proposal and will be disregarded in the calculation of "votes cast." Unless you specify otherwise in your proxy, the persons you have appointed will vote your shares "FOR" ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2019.

During the fiscal year ended December 31, 2018, we hired Ernst & Young LLP to perform the annual audit and to provide audit-related and tax services. The Audit and Finance Committee Charter requires that the Audit and Finance Committee pre-approve all Ernst & Young LLP services. The Audit and Finance Committee also pre-approved all fees that we incurred for services that Ernst & Young LLP provided. The fees we incurred for services that Ernst & Young LLP provided during the past two years are listed in the following table.

FEES PAID TO ERNST & YOUNG LLP	2018	2017
Audit fees	$3,300,000	$3,117,000
Audit-related fees	$ 138,500	$ 169,200
Tax fees	$ 590,300	$ 432,700
All other fees	—	—
	$4,028,800	$3,718,900

Audit fees included fees for the audit of our consolidated financial statements and our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. This category also includes fees for audits provided in connection with government filings or services that generally only the principal auditor can reasonably provide to a client, such as comfort letters, procedures related to debt financing, consents and reviews of documents that we file with the SEC. Audit-related services included audits of employee benefit plans and consultation on accounting and internal control matters. Tax services included tax advice, planning, compliance and transaction consulting.

To assure continuing external auditor independence, the Audit and Finance Committee and its Chair considers whether there should be a regular rotation of the independent external audit firm, reviews and evaluates the lead audit partner and his or her team, and ensures the rotation of the lead audit partner and other audit personnel as required by applicable laws and regulations. The Audit and Finance Committee has procedures for pre-approving all audit and non-audit services that the independent registered public accounting firm provides. These procedures include reviewing and approving a budget for audit and permitted non-audit services. The budget includes a description of, and a budgeted amount for, particular categories of non-audit services that are recurring in nature and that we anticipate at the time we prepare the budget. In addition, the Audit and Finance Committee has established a policy that the fees we pay for non-audit services must be less than the fees we pay for audit and audit-related services. Audit and Finance Committee approval is required to exceed the budget amount for a particular category of non-audit services and to engage the independent registered public accounting firm for any non-audit services not included in the budget. For both types of pre-approval, the Audit and Finance Committee considers whether the services are consistent with the SEC's rules on auditor independence. The Audit and Finance Committee also considers whether the independent registered public accounting firm is best positioned to provide the most effective and efficient service. The Audit and Finance Committee may delegate pre-approval authority to one or more members of the Audit and Finance Committee. The Audit and Finance Committee monitors the services that our independent registered public accounting firm provides and the actual fees we paid to the independent registered public accounting firm to ensure that the services are within the parameters that the Audit and Finance Committee has approved.

The members of the Audit and Finance Committee and the Board believe the continued retention of Ernst & Young LLP as our independent registered public accounting firm is in the best interests of the company and its shareholders.



THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

OTHER MATTERS TO COME BEFORE THE ANNUAL MEETING

The Board of Directors and management do not intend to bring any matters before the Annual Meeting other than those to which we referred in the Notice of Annual Meeting and this Proxy Statement. If any other matters come before the Annual Meeting, the persons named in the proxy cards intend to vote the shares that shareholders have authorized those persons to vote in accordance with their judgment on those matters. To bring business before an annual meeting, a shareholder must give written notice to our Secretary before the meeting and comply with the terms and time periods that our Restated Articles of Incorporation specify, as supplemented by our By-laws (see "Shareholder Proposals"). No shareholder has given written notice to our Secretary of his or her desire to bring business before the Annual Meeting in compliance with the terms and time periods in our Restated Articles of Incorporation and By-laws.

INDEPENDENCE OF DIRECTORS

The Board has affirmatively determined that Mses. Levinson and Sylvester and Messrs. Alstead, Anderson, Cave, Golston, Linebarger, Niccol and Zeitz qualify as independent directors under New York Stock Exchange rules. For additional information, please see the "Certain Transactions" section of this Proxy Statement.

BOARD COMMITTEES

The Board has four standing committees: the Audit and Finance Committee, the Human Resources Committee, the Nominating and Corporate Governance Committee and the Sustainability Committee. The Corporate Governance link at *http://investor.harley-davidson.com* contains the charter for each of the committees.

AUDIT AND FINANCE COMMITTEE	
Members: Troy Alstead, Chair Allan Golston N. Thomas Linebarger Maryrose T. Sylvester Jochen Zeitz **Number of Meetings in 2018: 9**	Audit and Finance Committee responsibilities identified in its Charter include: • oversight of the integrity of our financial statements and the financial reporting process; • oversight of the systems of internal control over financial reporting; • maintenance of the Financial Code of Ethics; • oversight of the internal audit function; • retention, compensation and termination of the independent registered public accounting firm; • oversight of the annual independent audit of our financial statements; • independent registered public accounting firm's qualifications and independence; • oversight of liquidity, hedging and risk management matters; • oversight of capital structure matters; • review of matters within the responsibility of the company's Retirement Plans Committee; and • oversight of compliance with legal and regulatory requirements.

In November 2018, the Audit Committee reviewed its charter and recommended to the Board that no changes were necessary.

The Board has determined that all members of the Audit and Finance Committee are independent and financially literate pursuant to New York Stock Exchange rules. The Board has also determined that Messrs. Alstead, Golston, Linebarger and Zeitz are audit committee financial experts within the meaning of the rules of the Securities and Exchange Commission ("SEC"). The section below under the heading "Audit and Finance Committee Report" discusses the functions of the Audit and Finance Committee and its activities during fiscal year 2018.

HUMAN RESOURCES COMMITTEE	
Members: Michael J. Cave, Chair R. John Anderson Sara L. Levinson Brian R. Niccol	Human Resources Committee responsibilities identified in its Charter include: • establish goals and objectives with the CEO and evaluate at least annually the performance of the CEO in light of these goals and objectives; • review and approve the total compensation of the CEO on an annual basis, including base pay, with input from all independent directors on the Board (who comprise the Nominating and Corporate Governance Committee) on the performance of the CEO in meeting his or her goals and objectives and concerning the CEO's total compensation; • review overall compensation policies and plans for executive officers and other employees and, if necessary, recommend plans to shareholders; • produce a report on compensation and review the Compensation Discussion and Analysis that we must include in our proxy statement; • exercise the authority of the Board to adopt and amend compensation plans for executive officers and other employees and recommend plans to shareholders; • evaluate company management performance overall and recommend management successors; • make recommendations regarding stock ownership levels of our executive officers and senior leaders as set forth in our Stock Ownership Guidelines and monitor such levels; • review potential conflicts of interest, disclosure of any related waivers, and any other potential Code of Business Conduct violations by any of our executive officers (other than the CEO); • make determinations regarding shareholder advisory votes on the compensation of named executive officers; and
Number of Meetings in 2018: 4	• review our policies applicable to executive officers regarding trading and hedging involving company securities.

In November 2018, the Human Resources Committee reviewed the Human Resources Committee Charter and recommended to the Board that no changes were necessary.

The Board of Directors has determined that all members of the Human Resources Committee are independent under New York Stock Exchange rules.

The Human Resources Committee has overall responsibility for reviewing total direct compensation (consisting of base salaries, short-term incentive compensation and long-term incentive compensation) for our senior leaders. In addition, the Human Resources Committee reviews other aspects of compensation, such as deferred compensation plans, retirement plans, and health and welfare plans.

The Human Resources Committee has the authority to engage the services of outside advisors, experts and others to assist it in performing its responsibilities. Since 2010, the Human Resources Committee has retained the services of Meridian Compensation Partners, LLC. Representatives of Meridian report to the Chair of the Human Resources Committee. On an annual basis, the Human Resources Committee reviews and approves the scope of Meridian's services regarding executive compensation, Meridian's performance and the fees related to work Meridian performed for the Human Resources Committee. The Human Resources Committee retains the right to terminate Meridian's services at any time. Meridian's primary responsibilities to the Human Resources Committee include providing:

• independent competitive market data and advice related to our CEO's compensation level and incentive design;

• a review of our compensation levels, performance goals and incentive designs for the named executive officers; and

• benchmark data on executive compensation.

The Human Resources Committee has considered all factors relevant to Meridian's independence from management and determined that Meridian is independent and that Meridian's performance of services raises no conflict of interest. The Human Resources Committee's conclusion was based in part on a report that Meridian provided to the Committee intended to reveal any potential conflicts of interest.

Each November, the Human Resources Committee reviews executive compensation benchmarking data that Meridian prepares. The following February, the CEO proposes total target compensation, consisting of base salary, a target short-term incentive opportunity and a target value of long-term incentive opportunity, for NEOs (except with respect to his or her own compensation) based on benchmark data as well as company and individual performance. The CEO's recommendations are subject to the review and approval by the Human Resources Committee, which makes the final determination.

The Human Resources Committee establishes goals and objectives with the CEO and evaluates at least annually the performance of the CEO in light of these goals and objectives. The Human Resources Committee reviews and approves the total compensation of the CEO on an annual basis, including base salary, with input from all of the independent directors on the Board (who comprise the Nominating and Corporate Governance Committee) on the performance of the CEO in meeting his or her goals and objectives and concerning the CEO's total compensation.

The Human Resources Committee annually approves several Short-Term Incentive Plans ("STIPs") to motivate and reward the performance of employees of Harley-Davidson and its subsidiaries. The Human Resources Committee also reviews and approves target STIP opportunities for our executive leadership team, which is comprised of our CEO and executives who report directly to the CEO, including all NEOs. The Human Resources Committee approves grants of awards to the CEO and executives who report directly to the CEO, including all NEOs, and the CEO approves grants to other employees within parameters that the Committee has approved. The Human Resources Committee has authorized the CEO to make equity grants to employees in certain other instances (except to executives who report directly to the CEO, including all NEOs), including to help recruit a new employee or retain a current employee or to reward an employee for exceptional service or such other instance that the CEO believes is in the company's best interest.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE	
Members: N. Thomas Linebarger, Chair Troy Alstead R. John Anderson Michael J. Cave Allan Golston Sara L. Levinson Brian R. Niccol Maryrose T. Sylvester Jochen Zeitz	Nominating and Corporate Governance Committee responsibilities identified in its Charter include: • identify and make recommendations to the Board on individuals qualified to serve as Board members consistent with the criteria that the Board has approved; • review the company's management overall to develop a CEO succession plan for recommendation to the Board; • review and recommend the re-nomination of current directors; • review and recommend committee appointments; • lead the Board in its annual review of the Board's and its committees' performance; • provide input on the performance of the CEO in meeting his or her goals and objectives and concerning the CEO's total compensation; • maintain our Code of Business Conduct; • maintain a process for review of potential conflicts of interest; • review potential conflicts of interest and other potential Code of Business Conduct violations by our CEO or directors; • review the disclosure of any waivers of conflicts of interest or other Code of Business Conduct violations by our CEO or directors; • review and reassess annually our Corporate Governance Policy and recommend any proposed changes to the Board for approval; • exercise the authority of the Board to review, establish, amend and revise Board compensation levels, plans and policies and, to the full extent permitted by rules of the New York Stock Exchange and applicable laws, regulations and rules, exercise the authority of the Board to adopt, administer and amend compensation plans for directors and recommend such plans to shareholders, as appropriate and required; • make recommendations regarding and monitor stock ownership levels of the members of the Board as set forth in our Stock Ownership Guidelines; • review our policies applicable to directors regarding trading and hedging involving company securities; and • perform other related tasks, such as studying and making recommendations to the Board concerning the size and committee structure of the Board.
Number of Meetings in 2018: 4	

In November 2018, the Nominating and Corporate Governance Committee reviewed the Nominating and Corporate Governance Committee Charter and recommended to the Board that no changes were necessary.

The Board has determined that all members of the Nominating and Corporate Governance Committee are independent under New York Stock Exchange rules.

The Nominating and Corporate Governance Committee Charter outlines the criteria for identifying and recommending new candidates to serve on the Board. In considering any potential candidate for the Board, the Nominating and Corporate Governance Committee considers the following qualifications:

- principal employment;
- expertise relevant to the company's business;
- whether the potential candidate will add diversity to the Board, including whether the potential candidate brings complementary skills and viewpoints;
- time commitments, particularly the number of other boards on which the potential candidate may serve;
- independence and absence of conflicts of interest under New York Stock Exchange rules and other laws, regulations and rules;
- financial literacy and expertise; and
- personal qualities including strength of character, maturity of thought process and judgment, values and ability to work with collegiality.

The Nominating and Corporate Governance Committee's Charter has long required the committee to consider diversity in its process of selecting director nominees. Specifically, the Nominating and Corporate Governance Committee evaluates each candidate for director on, among other things, the basis of the diversity that he or she would bring to the Board, including with respect to business and professional experiences, skills, ethnicity and gender. We believe this policy has been effective in creating a Board comprised of diverse members and that the composition of the current Board reflects the Nominating and Corporate Governance Committee's consideration of diversity in its evaluation and nomination process.

During 2016, the Nominating and Corporate Governance Committee reviewed its succession planning process in light of certain directors who were approaching the retirement age specified in our Bylaws. A third-party search firm assisted the Nominating and Corporate Governance Committee with its recruitment efforts. The search firm recommended candidates that satisfied the Board's criteria. The search firm also provided research and pertinent information regarding candidates, as the Committee requested. As a result of the succession planning process, four director candidates became new directors after the 2016 annual meeting and before the 2017 annual meeting. All such director candidates were recommended by the third-party search firm.

The Nominating and Corporate Governance Committee will consider candidates that shareholders recommend. Shareholders may recommend candidates for the Nominating and Corporate Governance Committee to consider by writing to the Nominating and Corporate Governance Committee in care of our Secretary, 3700 West Juneau Avenue, P.O. Box 653, Milwaukee, Wisconsin 53201-0653. The Nominating and Corporate Governance Committee's policy regarding director candidates that shareholders recommend and the process for evaluating the nominees are as follows:

- If a shareholder has complied with procedures to recommend director candidates that the Nominating and Corporate Governance Committee has established, then the Nominating and Corporate Governance Committee will consider director candidates that the shareholder has recommended for available seats on the Board.

- In making recommendations to the Board of one or more candidates to serve as a director, the Nominating and Corporate Governance Committee will examine each director candidate on a case-by-case basis regardless of who recommended the candidate. The Nominating and Corporate Governance Committee evaluates candidates in the same manner whether a shareholder or the Board has recommended the candidate.

- In general, for each candidate that any person or group brings to the attention of the Nominating and Corporate Governance Committee for consideration for nomination as a director, the Chair of the Nominating and Corporate Governance Committee will first make a determination whether the Nominating and Corporate Governance Committee should consider the candidate at that time based on factors the Chair deems relevant, including our current need for qualified candidates and the Chair's view as to whether the candidate has sufficient qualifications for further consideration for nomination as a director.

- If the Chair determines that the Nominating and Corporate Governance Committee should consider the candidate, then the Chair will report that determination to the Nominating and Corporate Governance Committee and communicate all relevant information to the Nominating and Corporate Governance Committee.

- Each Nominating and Corporate Governance Committee member is responsible for sending feedback on a candidate to the Chair. The Nominating and Corporate Governance Committee may take any additional steps it deems necessary to determine whether to recommend the candidate to the full Board.

To enable the Nominating and Corporate Governance Committee to consider a shareholder recommendation in connection with the 2020 annual meeting of shareholders, we must receive the recommendation on or before November 30, 2019.

Submitting a shareholder recommendation to the Nominating and Corporate Governance Committee does not ensure that shareholders will have an opportunity to vote on the shareholder's candidate because the Nominating and Corporate Governance Committee may determine not to recommend the candidate to the full Board or the full Board may determine not to recommend the candidate to shareholders. Any shareholder who wants to ensure that shareholders will have an opportunity to vote on the shareholder's candidate may nominate the director candidate for the shareholders to vote on at the 2020 annual meeting of shareholders, in addition to recommending the candidate to the Nominating and Corporate Governance Committee, by giving proper written notice to our Secretary in advance of the 2020 annual meeting. To give that proper notice, a shareholder must comply with the terms and time periods of our Restated Articles of Incorporation as supplemented by our By-laws. Our Restated Articles of Incorporation state that a shareholder must give written notice that complies with the Restated Articles of Incorporation and By-laws to our Secretary not less than 60 days before the date in 2020 corresponding to the date we released this Proxy Statement to our shareholders. Because we anticipate mailing the Notice of Internet Availability of Proxy Materials on March 29, 2019, we must receive notice of a nomination for a director candidate for shareholders to consider at the 2020 annual meeting of shareholders no later than January 29, 2020. Even if a shareholder delivers a timely notice and otherwise complies with the terms and time periods of our Restated Articles of Incorporation and By-laws, we will not be obligated to name the shareholder's candidate in our proxy materials.

The Nominating and Corporate Governance Committee is responsible for establishing, reviewing and revising compensation we pay to our directors. The Nominating and Corporate Governance Committee, working with management and third-party compensation consultants and reviewing benchmarked data from a comparator group of companies, determines director compensation that it believes is competitive with these companies. The Nominating and Corporate Governance Committee periodically reviews and revises, when necessary, the Director Compensation Policy, generally with the aid of a compensation consultant.

SUSTAINABILITY COMMITTEE	
Members: Jochen Zeitz, Chair R. John Anderson Sara L. Levinson N. Thomas Linebarger Brian R. Niccol	Sustainability Committee responsibilities identified in its Charter include: • monitor the social, political, environmental, public policy, legislative and regulatory trends, issues and concerns that could affect the company's sustainable business model, processes, resources, activities, strategies, and other capabilities, and make recommendations to the Board and management regarding how the company should respond to social and environmental trends, issues and concerns to more effectively achieve its sustainable business goals; • assist management in setting strategy, establishing goals and integrating social and environmental shared value creation and inclusion into daily business activities across the company consistent with sustainable growth; • review new technologies and other innovations that will permit the company to achieve sustainable growth; • consider the impact that the company's sustainability policies, practices and strategies have on employees, customers, dealers, suppliers, the environment and the communities in which the company operates; • consider and make recommendations regarding support provided by the company or its charitable foundation for charitable, civic, educational and business organizations that impact the company's initiatives and efforts for social and environmental shared value creation and inclusion; • review the company's periodic sustainability strategy reports, corporate social responsibility reports, and other similar reports and provide direction regarding the company's participation in sustainability-related trade groups and reporting organizations; and • review and make recommendations to the Board regarding shareholder proposals submitted for inclusion in the company's annual proxy materials relating to the company's sustainability policies, practices or strategies.
Number of Meetings in 2018: 1	

In February 2018, the Sustainability Committee reviewed the Sustainability Committee Charter and recommended to the Board that no changes were necessary.

The Sustainability Committee plays an integral role in providing oversight, advice and assistance to the Board and to the company's management in developing, implementing and monitoring social and environmental policies, practices and strategies that will foster sustainable growth of the company on a global basis. We define sustainable growth as the ability to grow and operate our business by preserving and renewing the company's heritage through global opportunities for shared value creation and inclusion. Sustainable growth is driven through leadership and continually challenging the company's business model, strategies, processes, products, services and other capabilities to realize the substantial long-term value of the company, our heritage, our environment and our people.

As part of providing oversight, advice and assistance to the Board in fostering sustainable growth, the Sustainability Committee assists the Board in ensuring that the company grows without increasing our environmental impact, which is consistent with the company's current strategic plan and our long-term sustainability objective.

BOARD MEETINGS, ATTENDANCE, EXECUTIVE SESSIONS AND ANNUAL MEETING ATTENDANCE

In 2018, there were six meetings of the Board. All director nominees attended at least 75% of the meetings of the Board and the committees on which they served during 2018.

The Board met in executive sessions during all regularly scheduled in-person meetings, without management present, and plans to continue that practice going forward. The non-executive Chairman of the Board, Mr. Cave presided over these executive sessions.

Unless a director has a conflict in his or her schedule, we expect all directors to attend the Annual Meeting of Shareholders. All of our directors attended our 2018 Annual Meeting of Shareholders and were available to answer any shareholder questions.

LEADERSHIP STRUCTURE

Currently, our Board leadership structure includes a non-executive Chairman of the Board who is an independent director. Our Corporate Governance Policy gives the Board the flexibility and authority to modify this leadership structure as and when appropriate to best address the company's current circumstances and to advance the best interests of all shareholders. Mr. Cave serves as our non-executive Chairman of the Board.

The Board currently believes that separating the CEO and Chairman roles will enable our CEO, Mr. Levatich, to focus on the business strategy and operations of the company, while an independent Chairman will provide the continuity of leadership of the Board necessary for the Board to fulfill its responsibilities.

THE BOARD'S ROLE IN THE OVERSIGHT OF RISK

While the Board has the ultimate responsibility for oversight of the risk management process, various committees of the Board have a role in the oversight of risk management. In particular, the Audit and Finance Committee focuses on financial risk, including the oversight of the systems of internal control over financial reporting, and it receives an assessment of the company's systems to monitor and manage business risk from our independent registered public accounting firm. Internal audit regularly reviews risk management processes and internal controls with the Audit and Finance Committee. The Audit and Finance Committee also monitors cybersecurity risk and receives a report at each regular Audit and Finance Committee meeting on legal and compliance matters. In addition, the Human Resources Committee reviews our compensation programs for compensation risk as we describe further in the "Compensation Discussion and Analysis" section of this Proxy Statement. Risk management is an integral part of our annual strategic planning process. The entire Board reviews the strategic risk management plan at least annually.

SHAREHOLDER COMMUNICATION WITH THE BOARD

Shareholders and other parties interested in communicating with the Chairman of the Board or with non-management directors, including committee chairs, may do so by writing to such director, in care of our Secretary, 3700 West Juneau Avenue, P.O. Box 653, Milwaukee, Wisconsin 53201-0653. The Corporate Governance area on our investor relations website located at *http://investor.harley-davidson.com* lists the current members of the Board of Directors. We open and forward all mail to the director or directors specified in the communication.

POLICIES AND PROCEDURES GOVERNING RELATED PERSON TRANSACTIONS

In December 2002, our Nominating and Corporate Governance Committee adopted a written policy regarding transactions with related persons. The committee amended this policy, which we refer to as our Conflict of Interest Process for Directors, Executive Officers and other Employees, in December 2003.

Under the policy, conflict of interest issues for the CEO or any director shall be submitted to and reviewed by the Chair of the Nominating and Corporate Governance Committee. If the Chair of the Nominating and Corporate Governance Committee determines that an actual conflict of interest issue exists, then the entire Nominating and Corporate Governance Committee reviews the potential conflict of interest. If our Nominating and Corporate Governance Committee determines that an actual conflict exists, the Committee decides whether to waive the conflict or require the CEO or director to remove the conflict. Any conflicts that are waived by our Nominating and Corporate Governance Committee are promptly disclosed to our shareholders.

Any potential conflict that arises for any executive officer (other than our CEO and the Vice President and Chief Legal Officer) is reviewed by our Vice President and Chief Legal Officer. Any potential conflict that arises for our Vice President and Chief Legal Officer is reviewed by our CEO. When reviewing a potential conflict of interest, if the Vice President and Chief Legal Officer or CEO determines that a conflict of interest issue exists, the Chair of the Human Resources Committee reviews the issue. If the Chair of the Human Resources Committee agrees that a conflict of interest issue exists, then the entire Human Resources Committee reviews the issue. If the Human Resources Committee also agrees that a conflict exists, the Committee decides whether to waive the conflict or require the officer to remove the conflict. Any conflicts that are waived by our Human Resources Committee are promptly disclosed to our shareholders.

Any conflict of interest issue involving any other employee is reviewed by an attorney in our Legal Department. If the attorney believes that an actual conflict of interest issue exists, then the attorney submits the conflict of interest issue to our Vice President and Chief Legal Officer. If our Vice President and Chief Legal Officer determines that an actual conflict exists, then he decides what steps should be taken to resolve the conflict.

CERTAIN TRANSACTIONS

During 2018, there were no transactions with directors that would require disclosure under SEC rules. In determining whether directors are independent, the Board considered Mr. Linebarger's role at Cummins Inc. Mr. Linebarger, a director, is the Chairman and Chief Executive Officer of Cummins Inc. During 2018, we continued a modest commercial relationship with Cummins, a relationship that existed before Mr. Linebarger joined the Board of Directors, under which we purchased exhaust parts and components from subsidiary companies of Cummins Inc. The transactions were negotiated on an arm's-length basis and were below $120,000. Accordingly, the relationship does not prevent Mr. Linebarger from qualifying as an independent director and the Board considers Mr. Linebarger to be an independent director. Because Mr. Linebarger is the current Chair of the Nominating and Corporate Governance Committee, the entire Nominating and Corporate Governance Committee (excluding Mr. Linebarger) considered this relationship under our Conflict of Interest Process, and it determined that no actual conflict of interest issue exists as a result of the relationship.

COMPENSATION DISCUSSION & ANALYSIS

In this section:

In this report, we use the following abbreviations:

ABBREVIATION	STANDS FOR	DESCRIPTION
HDI	Harley-Davidson, Inc.	Corporate entity for the overall company, under which HDMC and HDFS operate
HDMC	Harley-Davidson Motor Company	Group that is accountable for the design, manufacturing, marketing and sales of our motorcycles and related products
HDFS	Harley-Davidson Financial Services	Group that provides motorcycle and related products financing and insurance products and services for our dealers and their retail customers

Letter from the Human Resources Committee

The Board and the Human Resources Committee at Harley-Davidson, Inc. are committed to providing shareholders with a thorough and comprehensible description of our executive compensation program and insight into how we govern compensation.

During 2018, our President and Chief Executive Officer, Matt Levatich, announced our More Roads to Harley-Davidson accelerated plan for growth, which supports our 2027 objectives with increased focus and strategic investment to reinvigorate our U.S. business while accelerating the pace of international growth. To successfully deliver on this plan, it is critical that our compensation program continues to:

• Focus on our core financial and strategic objectives;

• Retain our leadership team while holding them accountable for progress;

• Align leadership interests with those of our shareholders, riders, employees, dealers and suppliers; and

• Reinforce our pay-for-performance culture.

Harley-Davidson is facing the realities of a challenging global industry environment and a domestic market that has been declining. While we know that market challenges persist, we are facing this head-on with drive, clarity in purpose and a plan we believe will deliver profitable growth for our shareholders. More than ever, this requires the Committee to be thoughtful as we set performance targets, to ensure that they reflect realistic yet aspirational long-term and sustainable growth prospects, without encouraging excessive or inappropriate risk-taking. This reality means that, in the near-term, our performance goals may not reflect growth year-over-year as we make the necessary investments to transition our business and deliver sustainable growth.

Against this backdrop, we engaged in shareholder outreach during 2018 to inform Committee discussions about changes to our compensation program. Through this shareholder outreach effort, we received support for our management team and compensation program, while also learning more about our shareholders' perspectives. The outreach enabled us to better understand shareholders' reasons for voting either for or against our say-on-pay resolution at the 2018 Annual Meeting.

We would like to highlight some of the key areas that the Committee focused on during 2018, which are further explained in the remainder of the Compensation Discussion & Analysis that follows.

Highlights of the changes to our executive compensation program

Over the last 24 months, the Committee has approved a number of changes to the Harley-Davidson compensation program to ensure continued alignment with our evolving strategy, embrace the highest levels of good governance and incorporate feedback received from our shareholders. These changes represent an evolution of our program to support our strategy and purpose, underpinned by our pay-for-performance philosophy. We summarize them below.

AREA OF CHANGE	HIGHLIGHTS	RATIONALE
Peer Group and Market Compensation Data Approach	2018: Review of compensation peer group for 2019 2019: Adopt revised group and use of median market reference point	• Respond to shareholder concerns about the number of peer companies and out-sized peers • Reduce influence of out-sized (and as such, less relevant) peers on pay decisions • Address shareholder concern regarding lack of clarity about how the separate groups (manufacturing and branded) are used • Increase simplicity and transparency • Consider both regressed (i.e., adjusted to reflect our size) and non-regressed (i.e., raw, unadjusted) market data for benchmarking compensation levels
Short-Term Incentive Design	2017: Review of short-term incentive approach for 2018 2018: Approve a single plan based on measurable financial and market performance measures, with the elimination of the Leadership Short-Term Incentive Plan 2019: Introduce a new retail sales volume growth measure to increase focus on near-term sales growth during a period of ongoing U.S. industry decline	• Respond to shareholder concerns about the subjective nature of the legacy Leadership Short-Term Incentive Plan • Introduce leading indicators of performance that are critical to successfully execute our More Roads to Harley-Davidson plan with near-term focus and long-term sustainability • Increase simplicity and transparency
Long-Term Incentive Design	2018: Review the measures used for performance share awards 2019: Introduce a strategic milestone measure tied to successful new product launches; ensure pay-for-performance alignment with a cumulative net income performance hurdle requirement	• Recognize the criticality of driving ridership through new product innovation • Maintain emphasis on financial performance (75%), with strategic milestones governing 25% of performance share awards • Drive focus on product innovation and launches, to build new ridership within and outside of our traditional customer demographics, as well as to extend our relationship with our current customers • Leading indicator of future revenue growth • Better aligns with More Roads to Harley-Davidson plan
Incentive Mix Rebalance	2017: Review the mix of incentives; approve the removal of the legacy Leadership Short-Term Incentive Plan; transfer two-thirds of target incentive value into the target long-term incentive award value 2018: Adopt the revised incentive mix and approach	• Increase the weight of equity-based compensation and further alignment of long-term interests with our shareholders • Increase retention focus of our incentive mix • Respond to shareholder concerns about the subjective nature of the legacy Leadership Short-Term Incentive Plan

The Committee decided to modify the mix of performance shares (from 67% to 60%) and restricted stock units (from 33% to 40%) following the removal of the second component of our short-term incentive plan in 2018, the Leadership STIP. In addition, with the removal of the Leadership STIP, the Committee increased the short-term incentive plan and long-term incentive plan targets to maintain market competitiveness, while remaining within the range we target, which resulted in greater emphasis on long-term incentives than in prior years.

The Committee is confident that these changes, which we believe are responsive to shareholder concerns and grounded in our More Roads to Harley-Davidson plan and purpose as an organization, enable us to incent, retain and reward our executives as we navigate the next chapter in our journey.

Pay and performance in respect of 2018

Overall Company performance in 2018 exceeded targeted levels for our short-term incentive plan, despite the challenging operating environment HDMC delivered modest improvements in revenue and net income and 5.6% growth in EPS. A decline in HDMC's operating income impacted net earnings, while HDFS saw record operating income. Looking more broadly, there were many achievements for the Company, such as accomplishing all of the 2018 More Roads to Harley-Davidson milestones, a 20% increase in cash from operations, a net increase of over 50,000 new riders in the U.S. and increased international sales.

This overall performance translated into an above target outcome under the short-term incentive plan with positive scores on three of the four measures. Payouts under the long-term incentive plan for the three-year performance share cycle that ended in 2018 were below target reflecting the ongoing decline in the U.S. industry. The Committee is comfortable that the outcomes under these plans reasonably reflect the balance of short- and long-term performance and that management is taking the right actions today to build a sustainable business for the future.

In addition to our normal incentive plans, the Committee approved a one-time award of 10,000 restricted stock units for Larry Hund, the President and Chief Operating Officer of HDFS. The Committee approved the award in February 2018 with a grant date fair value of $475,000, in recognition of his continued strong performance and to provide a retention incentive for Mr. Hund, given the importance of HDFS to our overall business strategy. The restricted stock units will cliff vest on the third anniversary. There is no accelerated vesting for retirement so Mr. Hund must be an active employee on the third anniversary of the grant to receive the award. The Committee made no other awards outside of our annual grants in 2018 to our Named Executive Officers.

Approval of Performance Goals for 2019 Incentive Plans

The Committee establishes meaningful goals for performance-based compensation including performance measures, measure weighting, thresholds, targets and maximums for incentive plan compensation. We set targets based on our operating plan and intend that they will drive our strategy. The Committee determined there was a reasonable likelihood that employees could achieve the goals and earn incentive compensation at the target performance level.

Looking to the future

The Committee believes that the executive compensation program changes it introduced in 2018, and those that it has approved for 2019, will ensure the continued alignment of our executives' interests with sustainable long-term value creation for our shareholders, while retaining a team that understands our employees, dealers, and current and future enthusiasts. This focus remains grounded in our purpose and values as a company as we seek to build the next generation of riders globally, in a responsible way.

Collectively, our Named Executive Officers beneficially own Harley-Davidson shares with a value of about $35 million based on the closing price of our common stock on December 31, 2018 and they have a combined tenure of 85 years. While we appreciate that our current business climate is challenging for our shareholders, this team has a vested interest in the successful execution of our More Roads to Harley-Davidson plan, which the compensation program that we describe in the balance of this report reinforces. Beyond that, our team is committed to growing this company responsibly, with an eye to the long-term sustainability of our brand and planet.

We thank those shareholders that took the time to engage with us during the year; your constructive feedback was helpful. We welcome an ongoing dialogue as we look to the future.

On behalf of the Human Resources Committee,
Michael J. Cave

Human Resources Committee
Michael J. Cave, Chair
R. John Anderson
Sara L. Levinson
Brian R. Niccol

COMPENSATION DESIGN

Executive Compensation Philosophy

While we have announced an accelerated plan to support our 2027 objectives, we intend the cornerstone principles of our compensation philosophy, which focus on pay-for-performance, to be evergreen in nature.

Pay-for-performance
Reward for exceptional performance with higher pay outcomes, while delivering reduced or no incentive pay when performance expectations are not met

Encourage outcomes and behaviors
Balance rewarding the delivery of near-term results that drive long-term performance, while discouraging excessive or inappropriate risks

Align interests with our shareholders
Use equity-based awards and stock ownership guidelines, to focus management on sustainable long-term growth and share price appreciation

Align metrics with our strategy and operating plan
Select performance measures that reflect our strategic objectives, with goals that are challenging yet achievable during the applicable period

Target pay competitively and appropriately
Set target compensation within a 20% range of the 50th percentile of our compensation peer group for target performance to remain market competitive, and to attract and retain top executive talent

Alignment with the More Roads to Harley-Davidson Plan

Our compensation philosophy is aligned with the More Roads to Harley-Davidson plan as we ensure the right performance measures and goals are reflected in our incentive plans and are relevant to plan participants. Our strategy is to build the next generation of riders globally, fostering the incredible feeling of personal freedom people get from riding a Harley-Davidson motorcycle. There are five key 2027 objectives that we have designed to support this strategy:


2M
1 Build 2 Million New Harley-Davidson Riders in the U.S.
50%
2 Grow International Business to 50% of Annual Volume
100
3 Launch 100 New High Impact Harley-Davidson Motorcycles
TOP 25%
S&P 500
4 Deliver Superior Return on Invested Capital for HDMC
5 Grow our Business without Growing our Environmental Impact

While the operating environment in our industry is facing challenges in the short-term, we are confident that our long-term strategy and the More Roads to Harley-Davidson plan sets us up for success. By focusing on attracting new and different people to the brand, riders and non-riders, by launching innovative new products that align with our purpose and by anticipating and meeting changing consumer demands, and doing so in a financially responsible manner, we believe we have an opportunity to bring the thrill of riding to an expanded consumer base over the long-term.

Against that backdrop, the following performance measures were used in our incentive plans during 2018.

PERFORMANCE MEASURE	WHY IT MATTERS
Consolidated Net Income	A significant driver of shareholder value; measures financial performance for the year
HDMC Asset Productivity	Measures how effectively and efficiently HDMC manages its investment in net assets to produce revenue
HDFS Return on Assets	Focuses specifically on how effectively and efficiently HDFS manages its finance receivables to generate operating income
U.S. New Rider Growth	Attracting new riders is a long-term objective and an indicator of future revenue and net income growth
HDMC Average Return on Invested Capital	Focuses on how well HDMC uses its capital to generate income and shareholder value over time

Why are no relative performance measures used?
The Committee focuses on approving informed, meaningful performance goals that align with long-term shareholder value. Harley-Davidson is the only publicly traded motorcycle company in the U.S. and one of only a handful globally. In our view, measuring performance on a relative basis against such a small group of companies, who may be subject to differing economic headwinds depending on their location and core markets, could result in unintended outcomes.

In conjunction with the More Roads to Harley-Davidson plan, the Committee undertook a strategic review of our performance measures during 2018. As a result of this review and shareholder feedback, the Committee approved the following changes which will take effect in 2019:

PERFORMANCE MEASURE	MEASUREMENT PERIOD	WHY IT MATTERS
Retail Sales Volume Growth	Short-term	In lieu of new rider growth (which remains a longer-term strategic objective), our 2019 short-term incentive plan will focus specifically on retail sales volume growth to drive top line growth and focus resources on sales growth in the near-term
Strategic Milestones	Long-term	Consistent with the More Roads to Harley-Davidson plan, focuses on bringing new innovative products to market over the next three years on or ahead of schedule, which in turn we expect to enable growth in customers, riders and revenue. Subject to a net income performance hurdle requirement to ensure we meet minimum expectations of financial performance before a payout is earned

An Overview of our Executive Compensation Program

The Harley-Davidson executive compensation program comprises four core elements:

ELEMENT[1]	PURPOSE	KEY FEATURES	CHANGES FOR 2019
Base salary	Compensate executives competitively for their role at Harley-Davidson	• Fixed amount earned and paid during the year • Typically reviewed, but not necessarily adjusted, annually • Set with reference to a range around the market 50th percentile • Levels determined based on individual performance, experience, job scope, impact, accomplishments, general business performance and economic conditions	• No salary increases were granted
Short-term incentive	To drive and reward the achievement of financial and strategic priorities during the year	• Based entirely on measurable performance, the majority (85%) being direct financial measures • Target value determined based on the role and set with reference to a range around the market 50th percentile • Actual payout can range from 0-200% of target • 2018 measures: HDI consolidated net income, HDMC asset productivity, HDFS return on assets and U.S. new rider growth • Minimum net income performance requirement to earn any payout • All employees participate in this plan	• No change to individual executive targets or maximum short-term incentive opportunities • Introduced a new retail sales volume growth measure to realign focus on near-term sales growth during a period of secular decline as an alternative to the long-term 2027 new rider strategic growth objective • Net income financial goal weighting increased

Long-term incentives	To drive and reward the achievement of financial priorities and shareholder value creation in accordance with our 2027 objectives	• Granted as a combination of performance shares and time-based restricted stock units
		• Performance shares:
		  ○ 2018 measures: Cumulative HDI net income and HDMC average return on invested capital over three years
		  ○ Actual payout can range from 0-200% of target
		  ○ Dividends accrued and paid in proportion to vested shares
		• Restricted stock units:
		  ○ Performance during the prior year considered when approving grant
		  ○ Awards vest in equal amounts one, two and three years following grant
			• No change to target or maximum long-term incentive opportunities
			• Introduced a strategic milestones measure tied to successful new product launches to complement existing measures
			• Adopted a cumulative net income performance hurdle requirement on the strategic measures to ensure pay-for-performance alignment

Employee benefits	To provide market-typical benefits that enable executives to undertake their roles and ensure their well-being	• Benefit programs offered to executives in similar form and manner as other employees • Retirement plans vary by individual and include participation in the 401(k) plan, a deferred compensation plan and in certain circumstances a defined benefit plan. • Additional modest executive perquisites are provided, including life insurance, post retirement life, financial planning, executive physical, use of the corporate aircraft, and limited spousal or partner travel benefits	• Suspended the financial planning benefit for 2019

1. Represents the average of the total direct compensation elements (base salary, target short-term incentive and target opportunity for long-term incentive) for our Named Executive Officers in 2018.

Pay Mix

The majority of target compensation for our Named Executive Officers, including the CEO, is at-risk variable compensation, with a heavy use of equity-based compensation. This reflects the cornerstone principles of our compensation philosophy: pay-for-performance through the use of at-risk variable pay, use of equity compensation to align executives' interests with those of our shareholders, and to encourage both outcomes and behaviors through the use of a mix of compensation elements. The following graphs set out the value of compensation elements assuming performance at target.



Note: Based on 2018 target compensation; other NEOs is an average across the NEOs other than the CEO.

Pay-for-Performance at Harley-Davidson

We have designed our compensation program such that compensation outcomes in years of strong performance should trend above target, while outcomes trend downward in years where performance is below expectations. There are a variety of factors that can impact this trend year-to-year, including, but not limited to, broad consumer and economic market factors, changes in global trade conditions, raw material and labor costs.

Based on outcomes, our incentive plans are working as designed and intended. Over the last five years, the outcomes under our financial incentive plans have been in line with performance:

- The financial component of the short-term incentive plan (or "STIP") paid out below target in three of the last five years; and

- The long-term incentive plan (delivered in cash prior to 2016) has paid out below target in four of the five years.



As a result, our NEOs have realized pay that is lower than both their target compensation and the compensation that we have reported for them in the Summary Compensation Table.

While the Summary Compensation Table discloses the fair value of equity awards in accordance with the SEC requirements, the Summary Compensation Table values do not illustrate the alignment of pay with performance. Over the four-year period 2015 to 2018, the chart below compares the CEO's annual realized pay (what he actually "earned") to the CEO's target pay (the pay opportunity available for achieving target performance). For the purpose of this chart, we have calculated each element of compensation as follows:

ELEMENT	DEFINITION – TARGET	DEFINITION – ACTUAL
Salary	• Salary received in the year	• Salary received in the year
Short-Term Incentive	• Target bonus award under the STIP element, including the Leadership component if relevant for the year	• Actual bonus received under the STIP element for the year
Long-Term Incentives	• Target value at time of grant of restricted stock units that vested during the year and of long-term cash or vested performance shares earned in the year as the final year of a 3-year performance period	• Actual value at vesting of restricted stock units that vested during the year and the value of long-term cash or vested performance shares earned in the year as the final year of a 3-year performance period





As the graphic shows, our CEO's actual (or "realized") compensation has consistently trended below target opportunities over his four years as CEO. We believe this demonstrates that our compensation program is designed appropriately and is effective at achieving our pay-for-performance objectives.

Overview of our Compensation Policies and Practices

Underpinning our compensation program, there are a number of policies and practices we have adopted to ensure we meet the high governance standards that our shareholders expect and that we expect of ourselves.

WHAT WE DO

- Target pay levels around the 50th percentile
- Deliver the majority of target compensation based on performance
- Align our performance measures and goals with our strategy
- Use objective performance measures and goals, and clearly disclose them
- Promote retention through vesting periods of between one and three years
- Conduct an annual assessment of compensation risk
- Apply payout caps under our incentive plans
- Maintain a clawback policy
- Operate stock ownership guidelines
- Conduct an annual "say-on-pay" vote
- Review tally sheets annually
- Review executive talent and succession plans
- Engage an independent compensation consultant
- Beginning in 2019, all long-term incentive awards have a double-trigger vesting provision

WHAT WE DON'T DO

- Provide tax gross-ups on any change in control benefits
- Plans that encourage excessive risk
- Enter into employment contracts
- Guaranteed pay increases
- Guaranteed incentive awards
- Dividends paid on unvested performance-based equity
- Excessive perquisites
- Hedging, pledging or short sales
- Option repricing

COMPENSATION GOVERNANCE

Compensation Oversight

The Human Resources Committee, which Michael J. Cave chairs, consists of four independent outside directors. During 2018, the Committee met four times and it has overall responsibility for approving the total direct compensation of our executive leadership team, which includes the CEO and all NEOs. In addition, the Committee reviews other aspects of compensation, such as our deferred compensation plans, retirement plans and health and welfare plans. The Committee is also involved in considering the results of an annual talent assessment and reviewing succession plans for leadership roles.

The Committee receives information and support from an independent advisor, as well as management, both of which impact the ultimate recommendations the Committee makes to the Board.

Management	Human Resources Committee	Board
CEO sets strategic direction for company and makes compensation recommendations for executives other than himself	Oversees compensation programs, recommends CEO pay to the Board, reviews and approves compensation for CEO's direct reports and ensures compensation aligns to compensation philosophy	Approves the Committee's recommendations related to compensation strategy, design and outcomes



Independent Committee Advisor

Provides market data and analysis to assist the Committee in analyzing the competitiveness of NEO and non-employee director compensation, provides expertise and advice related to other compensation matters considered by the Committee as needed, and attends meetings as requested

Shareholders can find additional information on the Committee on page 14 in the [Board of Directors – Corporate Governance section].

Use of an Independent Advisor

The Committee has the sole authority to engage the services of outside advisors, experts, and others to assist in performing its duties. Since 2010, the Committee has retained the services of Meridian Compensation Partners LLC to provide services and advice related to executive compensation. Each year, the Committee reviews and approves the scope and associated fees for Meridian's services, and the subsequent performance. The primary areas of support Meridian provides include:

- market data and advice related to our CEO's compensation level and incentive design
- market data and an associated review of our compensation levels, performance goals and incentive designs for other executives
- annual executive compensation program design
- long-term incentive plan design
- change-in-control protection review
- annual review of Board of Directors' compensation
- general market and regulatory updates

In accordance with SEC requirements, the Committee reviewed Meridian's independence during the year, and confirmed that Meridian is independent and that no conflict of interest is present.

The Annual Process

The Committee approves an annual calendar each year, which sets out the items that it will address at each meeting. Across the four meetings, the Committee primarily reviews and approves items related to the CEO as well as broader executive officer compensation. Beyond that group, the Committee annually approves various incentive plans that apply more broadly across Harley-Davidson, which aligns our employees with the More Roads to Harley-Davidson plan, while also providing an opportunity for individual performance recognition. The Committee also reviews succession plans for the leadership team and reviews an annual talent assessment.

FEBRUARY

- Approve payouts under prior fiscal year variable compensation plans
- Approve fiscal year compensation program design
- Approve CD&A and Human Resources Committee Report
- Review Proxy Advisor Sensitivity Analysis
- Review overhang, burn rate and shares pool capacity
- Review and approve fiscal year long-term incentive awards
- Review tally sheets for leadership team
- Review and approve total compensation for the leadership team

MAY

- Review and approve Officer recommendations
- Review progress against stock ownership guidelines
- Review proxy advisors' reports and shareholder feedback
- Review compensation risk assessment
- Review updates on relevant compensation initiatives and projects
- Review holistic overview of executive compensation program and levels
- Review benefits plans

AUGUST

- Review preliminary recommendations for next fiscal year variable incentive plan design
- Review executive compensation benchmarking parameters (e.g. peer group, data sources)
- Shareholder engagement update
- Review succession planning update

NOVEMBER

- Review updated recom-mendations for next fiscal year variable incentive plan design
- Review CD&A project plan
- Review executive compensation benchmarking studies
- Review independent advisor performance, support and fees
- Review CEO performance
- Review Committee performance and charter
- Review feedback from the fall shareholder engagement
- Review trends and regulatory updates

Ongoing review items:

- Minutes for prior meetings
- Market trends and regulatory updates
- Performance progress updates under the variable incentive plans

Special items:

- Workforce and culture review

In the sub-sections that follow, we provide additional details on some of the most important aspects of the Committee's work in 2018.

Shareholder Engagement

Harley-Davidson takes shareholder input and feedback seriously, and our senior management and Investor Relations regularly interact with our shareholders. Since the introduction of say-on-pay, Harley-Davidson has earned high levels of shareholder support with a vote averaging above 96%. While the majority of our shareholders also voted in favor of say-on-pay in 2018, the level of support dropped to 63%. Given this outcome on the say-on-pay vote, the Committee Chair, Chief Human Resources Officer, Investor Relations and Corporate Secretary launched an effort to understand the cause and any areas of concern related to our compensation program as expressed by shareholders. We targeted our largest shareholders representing approximately 50% of outstanding shares. We held telephonic meetings with shareholders who accepted our invitation to engage which represented approximately 25% of outstanding shares. We specifically focused on executive compensation.

In general, shareholders were supportive of our executive compensation philosophy, but did have questions about some aspects of how we set compensation and the overarching alignment of pay with performance. Many of the questions shareholders asked aligned with strategic reviews that were already underway, including the design of our variable compensation plans and the composition of our compensation peer group. The outreach also indicated we could improve the explanation of our decisions in our CD&A and highlight feedback we have acted on.

Compensation Peer Group

On an annual basis, the Committee undertakes a review of the compensation peers that we use to provide insight into market competitive pay levels and practices. Defining a relevant compensation peer group is challenging, as we are the only publicly traded motorcycle company in the U.S., and one of only a handful globally. We use two comparator groups, reflecting the skills and experience we require in our leadership team:

- the first consists of companies for whom manufacturing and engineering are key attributes – the Manufacturing Peer Group (weighted at 60%); and

- the second consists of companies for whom the maintenance of a strong product brand is a key attribute – the Branded Peer Group (weighted at 40%).

Experience with both of these aspects of our business is critical in the talent we recruit; equally, these are skills that other companies seek in candidates, meaning that our executives can be targets for them.



How were the two groups used in 2018?

The Committee's independent advisor prepared a report, which set out 50th percentile market data for each peer group (i.e., two separate data points), and a 'blended' 50th percentile, developed by taking the Manufacturing 50th percentile and weighting it at 60% and the Brand 50th percentile and weighting it at 40%

The Committee's independent advisor presents both regressed (i.e., adjusted to reflect Harley-Davidson's size based on observed relationships between revenue and compensation) and non-regressed (i.e., raw, unadjusted) data under the above basis. The Committee considered both data points when reviewing target compensation and decided to maintain existing pay levels and targets that are within the range of plus or minus 20% of median for both data points.

Changes to the Peer Group for 2019

As part of our 2018 review, the Committee took the opportunity to assess our principles of peer group selection. While we remained confident that we were utilizing a peer group based on the right attributes, we determined that the group had become too large with a number of out-sized peers in comparison to the size and complexity of Harley-Davidson. The feedback we received from our shareholders in 2018 subsequently reinforced this approach.

As a result, the Committee revised the methodology and approach it took to construct the compensation benchmarking peer groups and approved new Manufacturing and Branded Peer Groups for 2019 reflecting the following decisions:

- Maintained our two-peer group methodology to reflect both the manufacturing and the brand-name dimensions of our Company;

- Confirmed that our historical approach of using a single, blended market value continues to be appropriate;

- Confirmed our weighting factors of 60% and 40% remained appropriate and relevant, given the core manufacturing focus of Harley-Davidson;

- Established new upper revenue limits for potential peers reflecting our current business size (including eliminating any peers with revenue greater than 2.5 times HDI's fiscal 2017 revenue of $5.647 billion), thus avoiding companies that are significantly larger, with a view to positioning Harley-Davidson closer to the median revenue of each peer group;

- Determined that targeting a total number of peers in each group of around 15-20 companies was appropriate, to ensure year-over-year stability without becoming unnecessarily large;

- Decided to consider both regressed data (i.e., compensation data adjusted to reflect Harley-Davidson's size based on observed relationships between revenue and compensation, to normalize pay differences that may be caused by different revenue size of our peers) as we have done in the past, in combination with non-regressed raw data and maintained existing pay levels and targets that are within the range of plus or minus 20% of median for both data points; and

- Assessed the resulting composition of each peer group, to ensure they reflected our executive-level talent markets that require similar skills and attributes to Harley-Davidson.

The tables below outline the 2018 peer group and the removals we made to the resulting 2019 peer group.

MANUFACTURING PEER GROUP

2018 Peer Group

Stanley Black & Decker, Inc.

Tesla Inc

BorgWarner Inc.

Tenneco Inc.

Navistar International Corp.

Dover Corp

Thor Industries Inc

Dana Holding Corp.

Oshkosh Corp.

Rockwell Collins, Inc.

Rockwell Automation, Inc.

Pentair Ltd.

Terex Corp.

Flowserve Corp.

Cooper-Standard Holdings, Inc.

Meritor, Inc.

Visteon Corp.

Johnson Controls, Inc.

Cummins Inc.

Eaton Corp. plc

PACCAR Inc.

Genuine Parts Co.

Illinois Tool Works Inc.

Textron Inc

24 Peers

2019 Peer Group

Stanley Black & Decker, Inc.

Tesla Inc

BorgWarner Inc.

Tenneco Inc.

Navistar International Corp.

Dover Corp

Thor Industries Inc

Dana Holding Corp.

Oshkosh Corp.

Rockwell Collins, Inc.

Rockwell Automation, Inc.

Pentair Ltd.

Terex Corp.

Flowserve Corp.

Cooper-Standard Holdings, Inc.

Meritor, Inc.

Visteon Corp.

17 Peers

Removals for 2019
Net Change: -7

BRANDED PEER GROUP

2018 Peer Group

MasterCard Inc.

Molson Coors Brewing Co.

Campbell Soup Co.

The Hershey Co.

Constellation Brands

The Clorox Co.

Avon Products, Inc.

Polaris Industries Inc.

Fortune Brands Home & Security

Hasbro, Inc.

Mattel, Inc.

Brunswick Corp

Tapestry, Inc.

Brown-Forman Corp.

The Scotts Miracle-Gro Co.

Edgewell Personal Care Co.

3M Co.

McDonald's Corp.

Starbucks Corp.

Kimberly-Clark Corp.

Colgate-Palmolive Co.

The Sherwin-Williams Co.

Nordstrom, Inc.

23 Peers

2019 Peer Group

MasterCard Inc.

Molson Coors Brewing Co.

Campbell Soup Co.

The Hershey Co.

Constellation Brands

The Clorox Co.

Avon Products, Inc.

Polaris Industries Inc.

Fortune Brands Home & Security

Hasbro, Inc.

Mattel, Inc.

Brunswick Corp

Tapestry, Inc.

Brown-Forman Corp.

The Scotts Miracle-Gro Co.

Edgewell Personal Care Co.

16 Peers

Removals for 2019
Net Change: -7

Managing Compensation-Related Risks

We design our compensation program with the understanding that while some degree of risk is necessary and appropriate, our compensation program should not encourage excessive or inappropriate risk. The Committee regularly monitors and evaluates our compensation policies and practices to ensure this is the case, and that they align with good governance practices.

The Committee annually undertakes a compensation risk assessment to establish whether our program is successfully achieving these objectives, while paying-for-performance. The 2018 review concluded that our compensation program, particularly our cash incentive plans and long-term incentives, appropriately balance risk, pay-for-performance and the desire to focus executives on specific financial and operational measures. The Committee believes our program does not encourage unnecessary or excessive risk-taking, nor does it create risks that are reasonably likely to have a material adverse effect on the Company.

We have adopted the following policies and agreements to further the goals of the executive compensation program and underpin our program with robust governance practices. The Committee believes these are appropriate and reflect the expectations of our shareholders while providing for clear alignment between the interests of executives and those of our shareholders.

Clawback

The Committee believes it makes good business sense to reserve the right to recoup previously paid compensation or adjust credited compensation in certain circumstances. It applies in the event that the Board of Directors or an appropriate Board Committee determines that any fraud or intentional misconduct by an executive officer was a contributing factor to Harley-Davidson having to restate any financial statements that we have filed with the SEC due to the Company's material noncompliance with any financial reporting requirement under the securities laws. If that occurs, then the Board or the Committee may, in its discretion and to the extent permitted by governing law, require the Company to seek reimbursement or forfeiture of any eligible compensation paid or credited to or earned by such executive officer.

Compensation subject to forfeiture will be any bonuses paid or credited to, or any other incentive compensation earned by, an executive officer in excess of the amounts that would have been paid or credited to, or earned by, such executive officer during the three-year period preceding the date on which the company is required to prepare the restatement based directly on the restated financial results.

Stock Ownership Guidelines

To reinforce the link between the long-term interests of our executives and all stakeholders, including our shareholders, we require directors and executives to own a minimum amount of our common stock.

TITLE	BASE SALARY GUIDELINE
CEO	6X
Chief Operating Officer	4X
Senior Vice President	3X
Vice President	2X

In assessing the level of achievement, the Committee takes into account personal holdings, unvested restricted stock and restricted stock units, unvested performance shares, vested unexercised stock options and stock appreciation rights, and shares held in 401(k) accounts.



ACTUAL HOLDINGS COMPARED TO TARGET HOLDINGS

All of our NEO's significantly exceeded their target ownership levels

Shares valued on December 31, 2018 at $34.12 per share

The Committee annually reviews progress and compliance with the stock ownership guidelines, with a failure to meet or show sustained progress towards achievement resulting in the potential reduction in or restriction of future stock awards.

As of December 31, 2018, each NEO has met or exceeded their stock ownership guideline requirement.

Option repricing

Under our stock plan, the repricing or exchange of underwater stock options is prohibited.

Maximum caps and ability to reduce awards

Our annual cash incentive plans provide that the Committee may reduce awards that executives would otherwise earn by up to 50%, and there is a cap on all maximum cash payouts. Under our long-term incentive plan, there is a maximum cap on the level of vesting that can be achieved relative to the initial number of shares granted, although the value of awards remains subject to upward and downward movement in our share price.

Anti-hedging and pledging

Given certain forms of hedging and pledging protect the individual from the full risks associated with share ownership, directors and employees are prohibited from any hedging or pledging transactions with respect to Company securities. This maximizes the alignment of interests with our stakeholders and minimizes the risk of executives making decisions that are not in the sustainable long-term interests of Harley-Davidson.

2018 Compensation Decisions and Outcomes

An Overview of Performance in 2018

During 2018, revenue, net income and EPS were up compared to 2017 despite a very challenging environment.

HDMC's operating income was down behind significant investment in our manufacturing optimization plan, incremental tariffs and the expense of recalls. HDFS saw record results with operating income up 5.8%.

Other strategic achievements and areas of progress included the following:

- All 2018 milestones under the More Roads to Harley-Davidson plan were achieved,

- Cash from operations was up over $200 million, a 20% increase over 2017;

- Our manufacturing optimization remained on track, with 2018 costs lower than originally expected;

- There were over 50,000 more H-D riders in the U.S. at the end of 2018;

- HDFS continued to contribute to new rider growth, with the launch of new products focused on providing financing to first-time buyers;

- International retail generated modest growth, at 0.4%, with 9.8% growth in emerging markets;

- 56 international dealerships were opened, providing us more opportunities to connect with the global consumer;

- There was continued growth in our online and e-commerce sales, with double-digit growth in sales on H-D.com and online retail introductions on Amazon in the U.S. and China's T-Mall;

- Expanded marketing efforts focused on growing our brand among targeted demographics in both live and digital forums;

- HDFS continued to support the sales of Harley-Davidson motorcycles, with a record share of the U.S. retail finance market;



REVENUE

$5.72 billion

∧ **1.2%**



NET INCOME

$531.5 million

∧ **1.9%**



DILUTED EPS

$3.19

∧ **5.6%**

Overall, this performance resulted in above target outcome under the short-term incentive plan with positive scores on three of the four measures. Net income lagged the target but exceeded the threshold expectation despite the decline that the U.S. industry has been experiencing. Performance share plan awards related to the 2016 through 2018 performance period vested below target at 66.3% of target. This reflected below target performance on two of the three measures and on-target performance with respect to the third.

Our Named Executive Officers in 2018

In 2018, the following individuals were identified as our Named Executive Officers (NEOs):

NAMED EXECUTIVE OFFICER	TITLE
Matthew S. Levatich	President and Chief Executive Officer
John A. Olin	Senior Vice President and Chief Financial Officer
Michelle A. Kumbier	Senior Vice President and Chief Operating Officer, Harley-Davidson Motor Company
Lawrence G. Hund	President and Chief Operating Officer, Harley-Davidson Financial Services
Paul J. Jones	Vice President and Chief Legal Officer

We explain the compensation of these NEOs in 2018 in the following sections and in the Summary Compensation Table that follows.

Base Salary

The Committee undertakes an annual review of NEO salaries to determine whether salaries should be adjusted. In making this determination, the Committee considers a broad range of factors when setting salary including market levels in our compensation peer group around median, individual performance, experience, job scope, impact, accomplishments, general business performance and economic conditions.

In light of the combined business performance and economic climate, the Committee determined that there would be no increases to NEO salaries in 2018.

NAMED EXECUTIVE OFFICER	2018 BASE SALARY	INCREASE FROM 2017
Matthew S. Levatich	$1,076,250	0%
John A. Olin	$ 671,375	0%
Michelle A. Kumbier	$ 660,000	0%
Lawrence G. Hund	$ 615,000	0%
Paul J. Jones	$ 563,750	0%

2018 Short-Term Incentive Plan

For 2018, the Committee approved a revised approach to our short-term incentive plan, which assesses performance under a single plan against clearly measurable financial and strategic measures.



SIMPLIFICATION	TRANSPARENCY	ALIGNMENT
Removal of second plan based on non-financial Leadership goals	Use of objective and measurable metrics	Measurable goals that align to More Roads to Harley-Davidson strategy

If we did not achieve the minimum level of performance, then there would be no payout. If we achieved the minimum level of performance, then the threshold payout was 50% of the target opportunity; performance at or above the upper end of performance goals would result in a payout of 200% of the target opportunity.

In February 2018, as part of the annual target setting process, the Committee reviewed and approved the amount of compensation that we would pay to each NEO under the short-term incentive plan, expressed as a percentage of his or her base salary if the actual company performance resulted in a payout at target for 2018. With the removal of the Leadership STIP, the Committee increased the short-term incentive plan and long-term incentive plan targets to maintain market competitiveness within the range of plus or minus 20% of the 50th percentile, which resulted in greater emphasis on long-term incentives than in prior years. The Committee approved the following target bonus opportunities for the NEOs with respect to 2018 performance.

NAMED EXECUTIVE OFFICER	2017 TARGET BONUS OPPORTUNITY FINANCIAL STIP (% OF BASE SALARY)	2017 TARGET BONUS OPPORTUNITY LEADERSHIP STIP[1] (% OF BASE SALARY)	2018 TARGET BONUS OPPORTUNITY (% OF BASE SALARY)
Matthew S. Levatich	130%	40%	140%
John A. Olin	80%	30%	90%
Michelle A. Kumbier	80%	30%	90%
Lawrence G. Hund	80%	30%	90%
Paul J. Jones	70%	30%	80%

[1] Leadership STIP eliminated in 2018

2018 Performance Measures and Achievements

The 2018 short-term incentive plan was based on performance in four areas:

PERFORMANCE MEASURE	WEIGHT	DEFINITION
Consolidated Net Income	55%	Consolidated net income from continuing operations, excluding the impacts of incremental tariffs, our manufacturing optimization plan and a workforce reorganization restructuring charge as presented in our consolidated financial statements
HDMC Asset Productivity	15%	Revenue from HDMC divided by the sum of HDMC average property, plant and equipment, net and average HDMC Net Working Capital
		HDMC Net Working Capital: consolidated accounts receivables plus the sum of HDMC current assets consisting of inventories and other current assets less the sum of current liabilities consisting of accounts payable (excluding negative book cash balances) and accrued liabilities (excluding dividends payable and tax liabilities)
HDFS Return on Assets	15%	HDFS operating income divided by HDFS average finance receivables, net
U.S. New Rider Growth	15%	The annual percentage increase in new riders on new and used Harley-Davidson Motorcycles in the U.S. over the prior three-year average

Why does new rider growth matter?
Growth in new riders in the U.S. is one of our five long-term objectives and is critical to the achievement of our 2027 objectives. Securing new riders will require us to successfully introduce new products, unlock new markets and segments, integrate and expand our retail channels and improve the customer experience.

If Harley-Davidson did not achieve a minimum level of net income of at least $409 million, then no payouts, regardless of performance under other financial measures, would be made. In 2018, net income of $552.7 million exceeded the threshold. Performance with respect to the other measures was as follows:

PERFORMANCE MEASURE (WEIGHT)	THRESHOLD	TARGET	MAXIMUM	ACTUAL	PAYOUT
Consolidated Net Income (Performance Hurdle)	2018 Net Income of $409m was required for any payout to be made under the plan			$552.7	N/A
Consolidated Net Income (55%) ($ in millions)	$409.0	$584.3	$642.8	$552.7	91.0%
HDMC Asset Productivity (15%)	2.81	4.01	4.33	4.28	184.0%
HDFS Return on Assets (15%)	2.55	3.64	4.11	4.04	183.0%
U.S. New Rider Growth (15%)	247,000	259,350	271,700	277,558	200.0%
Weighted Final Results					**135.1%**

In light of the decline in our stock price in 2018, the Committee carefully considered whether the outcome under this plan and the performance that it rewarded was appropriate. The Committee concluded that the strong strategic achievements coupled with the Company's ability to maintain the financial health of the business in an extremely challenging environment sufficiently warranted the payout that was earned under the plan.

This resulted in an overall payout of 135.1% of target.

NAMED EXECUTIVE OFFICER	2018 SHORT-TERM INCENTIVE AWARD
Matthew S. Levatich	$2,035,620
John A. Olin	$ 816,325
Michelle A. Kumbier	$ 802,494
Lawrence G. Hund	$ 747,779
Paul J. Jones	$ 609,301

2018 Long-Term Incentive Awards

Equity-based awards provide a direct alignment of interests with our shareholders, given the exposure to upward and downward movement in Harley-Davidson's share price over the long-term. For our executive officers, we make long-term incentive awards in the form of two types of equity-based awards that enable the Committee to achieve a combination of objectives.

- Performance shares enable the Committee to incentivize and reward performance in areas critical to our success in achieving our More Roads to Harley-Davidson plan and 2027 objectives; and

- Restricted stock units help us retain our senior executives, whose experience is critical to the successful execution of our plans and strategies.

The Committee determined each NEO's target value of long-term incentive opportunity, which we express as a percentage of base salary, based on the competitive market 50th percentile plus or minus 20%. Accordingly, with input from Meridian, the Committee approved an increase in the CEO's target value from 455% of base salary to 485% of base salary for 2018. Based on recommendations from Mr. Levatich informed by competitive market data, we increased Mr. Olin's target for 2018 from 239% of base salary to 260% of base salary; Ms. Kumbier's target value for 2018 from 220% of base salary to 240% of base salary; Mr. Hund's target for 2018 from 215% of base salary to 235% of base salary and Mr. Jones's target for 2018 from 165% of base salary to 185% of base salary.

We converted the target value of long-term incentive opportunity for each NEO into an award of performance shares and an award of restricted stock units. For this conversion, we valued each performance share and each restricted stock unit at an amount equal to the closing price of a share of our stock on the date of grant.

| | | LONG-TERM INCENTIVE MIX | |
| | TARGET AWARD VALUE | PERFORMANCE SHARES | RESTRICTED STOCK UNITS |
NAMED EXECUTIVE OFFICER	(% OF BASE SALARY)	(60% OF TOTAL TARGET VALUE)	(40% OF TOTAL TARGET VALUE)
Matthew S. Levatich	485%	$3,131,913	$2,087,958
John A. Olin	260%	$1,047,613	$ 698,440
Michelle A. Kumbier	240%	$ 950,428	$ 633,603
Lawrence G. Hund	235%	$ 867,635	$ 578,408
Paul J. Jones	185%	$ 625,813	$ 417,240

The Committee decided to modify the mix of performance shares (from 67% to 60%) and restricted stock units (from 33% to 40%) following the removal of the second component of our short-term incentive plan in 2018, the Leadership STIP. In addition, with the removal of the Leadership STIP, the Committee increased the short-term incentive plan and long-term incentive plan targets to maintain market competitiveness, while still remaining within the range we target, which resulted in greater emphasis on long-term incentives than in prior years. The chart below shows the transfer of the value of the Leadership STIP with one-third moving to the short-term incentive plan and two-thirds moving to the long-term incentive plan.



2018 Performance Share Awards

Performance shares allow the executive to earn a specified number of shares of our common stock at the end of the three-year performance period (2018 through 2020) that will range between 0% and 200% of the initial shares awarded. As a result, the number of performance shares an NEO earns is based on company performance, and the value that the NEO realizes is tied to the stock price when the shares vest at the end of the performance period. To the extent awards vest, the participant will also receive the accumulated dividends that have accrued over the performance period, in direct proportion to the number of performance shares that actually vest.

PERFORMANCE MEASURE	DEFINITION
Cumulative Net Income	Cumulative consolidated net income from continuing operations over the performance period, excluding impacts of incremental tariffs, our manufacturing optimization plan and a workforce reorganization restructuring charge
HDMC Average Return on Invested Capital	The sum of the quotient obtained by, dividing (i) HDMC Net Operating Income After Tax by (ii) Motor Company Invested Capital for each year in the performance period, divided by the number of years in the performance period.
	(i) HDMC Net Operating Income After Tax: the amount of HDMC operating income reduced for taxes, excluding the impacts of tariffs and the workforce reorganization restructuring charge, for the relevant year in the performance period.
	(ii) HDMC Invested Capital: the average amount of HDMC debt plus the average amount of HDMC shareholder's equity, excluding accumulated other comprehensive income or loss for pension and postretirement benefit plans and the impacts of tariffs and the workforce reorganization restructuring charge, for the relevant year in the performance period.

Why we use Net Income in both the short-term and long-term incentive plan

We use net income as a measure in both the short-term incentive plan and the long-term incentive plan because we believe it is a driver of shareholder value. The Committee establishes meaningful goals for performance-based compensation including performance measures, measure weighting and thresholds, targets and maximums for incentive plan compensation. We set targets based on our operating plan and intend that they will drive our strategy.

PERFORMANCE MEASURE (WEIGHT)	THRESHOLD	TARGET	MAXIMUM
Cumulative Net Income (50%) ($ in millions)	$1,246.4	$1,780.5	$1,869.6
HDMC Average Return on Invested Capital (50%)	12.7%	18.1%	19.0%

2018 Restricted Share Awards

Restricted stock unit awards allow the executive to earn a specified number of shares of our common stock at the end of a restricted period. Awards vest in three equal installments on the first, second and third anniversaries of the grant date subject to continued employment. During the vesting period, the recipient is eligible to receive dividend equivalents on a real-time basis in the same amount as dividends that are declared and paid quarterly on each share of our stock. The Committee believes that restricted stock unit awards complement our use of performance shares by providing an effective and valuable tool to attract and retain executives.

Under the vesting rules, a recipient who has reached the age of 55, is eligible for retirement and retires from the Company will have all awards that were granted 12 or more months prior to the date of retirement vested upon retirement.

In determining the number of restricted stock units to be granted, the Committee takes into account individual performance ratings for the prior year. We grant restricted stock units to an executive in a year only if he or she met or exceeded objective and subjective performance standards that applied to him or her in the preceding year. For purposes of the 2018 grants, the Committee determined that all NEOs met or exceeded applicable performance standards in 2017.

2018 Retention Awards

From time-to-time, the Committee deems it necessary to consider the grant of awards outside of our annual grants. During February 2018, the Committee granted 10,000 restricted stock units for Lawrence Hund, the President and Chief Operating Officer of HDFS. The Committee approved the award with a grant date fair value of $475,000. The Committee approved it as an incentive to Mr. Hund, in recognition of his continued strong performance and to provide a retention incentive for Mr. Hund, given the importance of HDFS to our overall business strategy. The restricted stock units will cliff vest on the third anniversary of the grant date with no acceleration should Mr. Hund choose to retire before then, so Mr. Hund must be an active employee on the third anniversary of the grant to receive the award.

Payout of the 2016 Performance Share Awards

In 2016, the Committee approved grants of performance shares which, subject to performance, were eligible for vesting in a range between 0% and 300% of the initial award amount. For subsequent awards, we decreased the maximum opportunity to 200%.

Performance was assessed against three performance measures, tied to our areas of long-term strategic focus. In February 2016, the Committee approved the new rider measure under which we would pay out at 100% for a one percentage point improvement in new riders purchasing new Harley-Davidson motorcycles in the U.S. in the last year of the performance cycle. In November 2016, we discovered significant integrity issues underlying the third-party data that we used to set the threshold, target and maximum amounts for this measure. After the data provider resolved the data integrity issues, we recalculated the threshold, target and maximum amounts, still maintaining a one percentage point improvement to payout at target.

PERFORMANCE MEASURE (WEIGHT)	THRESHOLD	TARGET	MAXIMUM	ACTUAL	PAYOUT
Cumulative HDI Net Income (42.5%) ($ in millions)	$1,621.9	$2,317.0	$2,432.9	$1,801.8	62.9%
Average HDMC ROIC (42.5%)	18.4%	26.3%	27.6%	19.6%	57.8%
U.S. New Riders (15%)	23.8%	26.1%	30.9%	27.1%	100.0%
Weighted Final Result					**66.3%**

How is the new rider measure defined?
The measure assesses the percentage of new riders buying a new Harley-Davidson Motorcycles in the U.S. in the last year of the performance cycle. Data was provided by a third party and reviewed by our Advanced Analytics and Internal Audit teams.

In calculating actual HDI Net Income and Average HDMC ROIC, the Committee approved adjustments to actual results with respect to the 2017 Tax Act, our Manufacturing Optimization plan, a workforce reorganization restructuring charge and incremental China and EU tariffs.

These measures are derived from our segment financial results as presented in the notes to our consolidated financial statements except that, as part of those filings, we do not disclose the impact of the 2017 Tax Act from a segment perspective.

The performance period for the awards that we granted in 2016 ended on December 31, 2018. We paid the awards in February 2019 at 66.3% of target.



Other Elements of Compensation

The final elements of our executive compensation program are the benefits and limited executive perquisites that we provide. We generally offer benefits in a similar form and manner to our other salaried employees, with a goal across the Company of being competitive in the markets in which we compete for talent.

Retirement and Savings Plans

There are a number of retirement and savings plans that the Company offers to eligible employees. Any eligible employee participates on the same terms as the executive officers.

PLAN	OVERVIEW
Active Plans	
HDI Retirement Savings Plans	Qualified section 401(k) savings plans for eligible employees, which we believe are competitive with plans of other similar companies. *All NEOs participate in this plan.*
HDFS Defined Contribution Retirement Plan	A qualified defined contribution plan that covers eligible HDFS U.S. employees. *Mr. Hund participates in this plan.*
HDMC Defined Contribution Retirement Plan	A qualified defined contribution plan that covers eligible HDMC U.S. salaried employees who were hired on or after August 1, 2006. *Mr. Jones participates in this plan.*
HDI Deferred Compensation Plan	A non-qualified Deferred Compensation Plan for salaried employees in which a group of highly-compensated employees (as defined by the Internal Revenue Code) is eligible to participate, including the NEOs. Under our non-qualified Deferred Compensation Plan, we pay participants amounts that would have been accrued or payable under the Retirement Savings Plan if statutory limits that apply to that plan as a qualified plan under the Internal Revenue Code had not been applicable. Under the terms of this plan, participants can defer a portion of their base salary and a portion of their annual STIP payment. If a participant in this plan makes an election to defer eligible compensation, and there are statutory limits on such participant's ability to defer at least 6% of eligible compensation into the qualified employee Retirement Savings Plan, then the participant will also receive company matching contributions in this plan that would have been made in the qualified plan if no statutory limit had been applicable. We believe earnings on amounts deferred reflect the returns available in the market because investment options in the Deferred Compensation Plan that are participant-directed are similar to those that exist in our 401(k) plan. This plan is structured to comply with Section 409A of the Internal Revenue Code. Each of our NEOs is eligible to participate in the Deferred Compensation Plan. *All NEOs participate in this plan.*
Legacy Plans	
HDMC Retirement Annuity Plan	A qualified non-contributory, defined benefit pension plan, which covers HDMC U.S. salaried employees who were hired prior to August 1, 2006. The plan has been closed to new participants since August 1, 2006. *Messrs. Levatich and Olin and Ms. Kumbier participate in this plan.*
HDMC Restoration Plan	A non-qualified Pension Benefit Restoration Plan under which we pay participants amounts that would have been accrued under or payable from the HDMC Retirement Annuity Plan if statutory limits that apply as a plan qualified under the Internal Revenue Code had not been applicable. The plan has been closed to new participants since August 1, 2006. *Messrs. Levatich and Olin and Ms. Kumbier participate in this plan.*

Perquisites

In addition to the benefits detailed above, the NEOs received a limited number of perquisites in 2018. We provide limited perquisites to ensure we remain market competitive.

In response to shareholder feedback, starting in 2018, we eliminated the clothing allowance for NEOs.

PLAN	OVERVIEW
Life Insurance	We provide life insurance benefits to the executives that are available only in the event of their death during active employment with the Company. The amount of life insurance benefits ranges from one and one-half to three times an executive's annual base salary, depending on salary band. We also reimburse executives for taxes on income that tax law imputes to executives related to the provision of life insurance in excess of $50,000. *All NEOs participate in this plan.*
Post-Retirement Life Insurance	Historically, we provided certain executives, including the NEOs, who retire after reaching age 55, and after attaining five or more years of service, a benefit in lieu of providing post-retirement life insurance. This consists of a payment equal to two years' base salary at retirement. The executive is responsible for all taxes associated with this payment. The plan has been closed to new participants since December 31, 2015. *Currently, Messrs. Olin and Hund are eligible to receive this benefit upon their retirement. The remaining NEOs, Mr. Levatich, Ms. Kumbier and Mr. Jones, become eligible for this benefit after reaching age 55.*

PLAN	OVERVIEW
Financial Planning	Executives, including all NEOs, are eligible for a limited financial planning and tax preparation benefit. Each NEO is responsible for all taxes associated with this benefit. We suspended this benefit for 2019.
Executive Physical and Health Savings Account	Certain executives, including all NEOs, are eligible to receive an annual executive physical. In addition, executives are eligible to participate in the Company's Healthy Behavior Rewards program under which they can earn credits to their Health Savings Account, which is available to substantially all of the Company's employees.
Use of Corporate Aircraft	Certain executives, including all NEOs, are permitted limited use of our corporate aircraft. We have entered into time-share agreements with executive officers, including the NEOs, to provide terms governing the personal use of corporate aircraft and to require the executive officers to pay for each personal flight. The amount that an executive officer pays for each personal flight is equal to the greater of the aggregate incremental cost to the Company for such flight and the Standard Industry Fare Level valuation used to impute income for tax purposes. In all cases, the CEO must approve all personal use, and any business use for our corporate aircraft takes priority over an NEO's request for personal use.
Executive Spousal or Partner Travel	We provide for spousal/partner travel for certain customer and dealer-facing events that executives (including NEOs) are required to attend. We deem this long-standing practice appropriate because many of our dealers are family-owned and operated and we derive substantial value from personal relationships with our dealer partners.

Additional Information

Tax and Accounting Considerations

Section 162(m) of the Internal Revenue Code limits the tax deductibility of compensation that we pay to certain covered employees, generally our NEOs, to $1,000,000 in any year. Prior to the changes made to Section 162(m) by the Tax Cuts and Jobs Act, this limitation did not apply to performance-based compensation if certain conditions were met and also excluded compensation to our chief financial officer. Starting with 2018, performance-based compensation is generally subject to the $1,000,000 limit, and the list of covered employees was modified to include any person who served as our CEO or CFO at any point during the fiscal year, any other person whose compensation was otherwise required to be included in our proxy statement by reason of being among the three highest compensated officers for the fiscal year, and any other person who was a covered employee for any preceding fiscal year beginning after December 31, 2016. Qualifying performance-based compensation that we pay pursuant to a binding contract in effect on November 2, 2017 and not materially modified will continue to be exempt from the deduction limit under a grandfathering rule. The Committee believes that shareholders' interests are best served by not restricting its discretion and flexibility in structuring compensation, even though doing that may result in certain non-deductible compensation expenses. Because many different factors influence a well-rounded, comprehensive executive compensation program, some of the compensation we provide to our executive officers is likely not to be fully deductible for tax purposes due to Section 162(m).

Equity Award and Grant Practices

We make awards of equity to certain employees, including our NEOs and directors, under an established process that the Committee has approved using a shareholder-approved stock plan.

Annual equity awards to employees historically have taken place in February after the release of fourth-quarter earnings at which time the "window" for effecting transactions in our stock is generally open for those employees who may, through their job responsibilities, have access to material non-public information.

Off-cycle equity award grants may only be effective on dates during an open window period and occur after the CEO determines that an individual is deserving of an award because (i) an eligible employee is a recent hire; (ii) an employee has excelled in his/her role; (iii) an eligible employee is promoted to a new position (which is stock eligible); (iv) an eligible employee is highly valued and management wants to retain the individual; or (v) an eligible employee was inadvertently omitted from the annual award list.

Tally Sheets

The Committee reviews tally sheets every year that are comprehensive and show the full range of compensation under a variety of employment scenarios. The Committee believes the annual review of tally sheets is helpful and considers them as part of its deliberations regarding executive pay every year.

Employment Contracts

We do not enter into employment contracts with executives that provide for ongoing terms of employment.

Transition Agreements and Change In Control

On December 31, 2018, we had transition agreements with Messrs. Levatich, Hund, Olin, and Jones, and Ms. Kumbier, which become effective upon a change of control of Harley-Davidson, Inc. as defined in their transition agreements.

In the agreements with these NEOs, to the extent that payments to these executives under these agreements would be considered "excess parachute payments" as defined in Section 280G of the Internal Revenue Code, the payments will be reduced to a point at which they are no longer considered excess parachute payments or the executive will receive the full payment and be personally liable for the excise tax, whichever produces the larger after-tax benefit to the executive.

The transition agreements do not provide for the payment of an excise tax gross-up or any benefits in the event the executive voluntarily terminates his employment for any reason after a change of control. There is no immediate vesting of equity awards upon a change of control for NEOs who are parties to transition agreements.

We believe the circumstances that entitle an individual to payments upon termination of employment following a change of control strike the appropriate balance between protecting the interests of our shareholders and our executives. The table in the "Payments Made Upon Termination—Change of Control" section provides estimates of the amounts of compensation payable to each eligible NEO, if any, upon a change of control and termination of the executive. The assumptions we used to calculate those amounts accompany the Change of Control table.

Executive Severance

All NEOs are covered under our Executive Severance Policy that provides for a cash severance of 24 months of base salary and 18 months continuation of certain employee benefits, such as life insurance, medical, dental, vision, as well as outplacement and financial planning benefits, if we terminate employment for reasons other than for cause. To receive a severance payment under this policy, the executive must agree to certain restrictive covenants and execute a general release of claims against the Company.

SUMMARY COMPENSATION TABLE

NAME AND PRINCIPAL POSITION (a)	YEAR (b)	SALARY ($) (c)	BONUS ($) (d)	STOCK AWARDS ($) (1) (e)	OPTION AWARDS ($) (f)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($) (2) (g)	CHANGE IN PENSION VALUE AND NONQUALIFIED DEFERRED COMPENSATION EARNINGS ($) (3) (h)	ALL OTHER COMPENSATION ($) (4) (i)	TOTAL ($) (j)
Matthew S. Levatich *President and Chief Executive Officer*	2018	$1,076,250	$ —	$5,219,871	$ —	$2,035,620	$ 689,000	$128,951	$ 9,149,692
	2017	$1,071,875	$ —	$4,897,072	$ —	$2,768,347	$2,276,000	$103,382	$11,116,676
	2016	$1,041,667	$ —	$4,725,030	$ —	$2,083,161	$1,394,000	$106,445	$ 9,350,303
John A. Olin *Senior Vice President and Chief Financial Officer*	2018	$ 671,375	$ —	$1,746,053	$ —	$ 816,325	$ 268,000	$ 76,213	$ 3,577,966
	2017	$ 668,646	$ —	$1,605,062	$ —	$1,042,616	$ 838,000	$ 44,312	$ 4,198,636
	2016	$ 651,500	$ —	$1,566,057	$ —	$1,021,118	$1,612,000	$ 44,446	$ 4,895,121
Michelle A. Kumbier *Chief Operating Officer - HDMC*	2018	$ 660,000		$1,584,031	$	$ 802,494	$ 164,000	$ 62,889	$ 3,273,414
	2017	$ 606,667	$ —	$1,680,044	$ —	$ 714,469	$ 746,000	$ 53,359	$ 3,800,539
	2016	$ 560,000	$ —	$ 961,035	$ —	$ 666,250	$ 466,000	$ 48,396	$ 2,701,681
Lawrence G. Hund *President and Chief Operating Officer - HDFS*	2018	$ 615,000	$	$1,921,043	$	$ 747,779	$ 10,000	$ 56,542	$ 3,350,364
	2017	$ 612,500	$ —	$1,323,018	$ —	$ 918,510	$ 76,000	$ 25,008	$ 2,955,036
	2016	$ 596,668	$ —	$1,290,070	$ —	$ 913,325	$ 86,000	$ 25,766	$ 2,911,829
Paul J. Jones *Vice President and General Counsel*	2018	$ 512,076	$	$1,043,053	$	$ 609,301	$ —	$109,216	$ 2,273,646
	2017	$ 561,458	$ —	$ 931,075	$ —	$ 711,736	$ —	$ 92,940	$ 2,297,209
	2016	$ 546,667	$ —	$ 908,026	$ —	$ 707,339	$ —	$ 95,359	$ 2,257,391

(1) We calculated the compensation related to stock (restricted stock units and performance shares) based on the grant date fair value of an award. We based the grant date fair value of restricted stock unit and performance share awards on the market price of the underlying stock as of the date of grant (which considers the value of dividend equivalents that the holder is entitled to receive). The performance share award value included in the summary compensation table is based on achieving the performance objectives at target. The maximum performance share award value for 2018 grants, based on the grant date fair value per performance share, is 200% of the target amount, which equates to the following amounts based on our stock price on the date of grant: Mr. Levatich - $ 6,263,825, Mr. Olin - $ 2,095,225, Ms. Kumbier - $1,900,855, Mr. Hund - $1,735,270 and Mr. Jones - $1,251,625.

(2) The amount in this column for 2018 includes the amounts each NEO earned under his or her STIP award for 2018 which we paid during 2019. For each year in this table, this column shows compensation for the year in which it was earned, even if we paid the amount during the following year.

(3) The amounts in this column represent the aggregate change in the actuarial present value of each named executive officer's accumulated benefit under all defined benefit and actuarial pension plans (including supplemental plans) from the plan measurement date used for financial statement reporting purposes with respect to our audited financial statements for 2017 to the plan measurement date used for financial statement reporting purposes with respect to our audited financial statements for 2018. Refer to the narrative to the Pension Benefits Table for further information.

(4) All other compensation in 2018 consisted of the following:

	FINANCIAL PLANNING	LIFE INSURANCE	LIFE INSURANCE TAX GROSS UP (a)	401(K) PLAN CONTRIBUTION	DEFERRED COMPENSATION PLAN CONTRIBUTION	HEALTHCARE ACCOUNT CONTRIBUTION	TOTAL
Matthew S. Levatich	$20,000	$23,866	$1,138	$ 8,250	$74,948	$ 750	$128,951
John A. Olin	$20,000	$14,351	$ 955	$ 8,250	$32,207	$ 450	$ 76,213
Michelle A. Kumbier	$20,000	$ 4,412	$ 604	$ 8,250	$28,873	$ 750	$ 62,889
Lawrence G. Hund	$20,000	$21,460	$1,057	$12,375	$ —	$1,650	$ 56,542
Paul J. Jones	$20,995	$ —	$ 212	$23,175	$64,834	$ —	$109,216

(a) This is reimbursement for income taxes on income that tax law imputes to executives related to the provision of life insurance in excess of $50,000.

GRANTS OF PLAN BASED AWARDS FOR 2018

NAME (a)		GRANT DATE (b)	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS (1)			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS (2)			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (#) (3) (i)	ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTION (#) (j)	EXERCISE OR BASE PRICE OF OPTION AWARDS ($/sh) (k)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS (l)
			THRESHOLD ($) (c)	TARGET ($) (d)	MAXIMUM ($) (e)	THRESHOLD (#) (f)	TARGET (#) (g)	MAXIMUM (#) (h)				
Matthew S. Levatich	STIP	11/26/2018	$753,375	$1,506,750	$3,013,500							
	Performance Shares	2/2/2018				32,968	65,935	131,870				$3,131,913
	RSUs	2/2/2018							43,957			$2,087,958
John A. Olin	STIP	11/26/2018	$302,119	$ 604,238	$1,208,475							
	Performance Shares	2/2/2018				11,028	22,055	44,110				$1,047,613
	RSUs	2/2/2018							14,704			$ 698,440
Michelle A. Kumbier	STIP	11/26/2018	$297,000	$ 594,000	$1,188,000							
	Performance Shares	2/2/2018				10,005	20,009	40,018				$ 950,428
	RSUs	2/2/2018							13,339			$ 633,603
Lawrence G. Hund	STIP	11/26/2018	$276,750	$ 553,500	$1,107,000							
	Performance Shares	2/2/2018				9,133	18,266	36,532				$ 867,635
	RSUs	2/2/2018							22,177			$1,053,408
Paul J. Jones	STIP	11/26/2018	$225,500	$ 451,000	$ 902,000							
	Performance Shares	2/2/2018				6,588	13,175	26,350				$ 625,813
	RSUs	2/2/2018							8,784			$ 417,240

(1) In November 2018, the Human Resources Committee approved the STIP relating to 2019 performance. Under this plan, each NEO has the potential to earn the estimated future payouts that we disclose above during 2019, which we would pay out in February 2020. We include further details regarding these plans, including information on performance criteria, in the "Short-Term Incentive Plan" section of the "Compensation Discussion and Analysis."

(2) The amounts shown represent the threshold, target and maximum payouts under performance shares that we granted to NEOs in 2018. The performance shares allow NEOs to earn a specified number of shares of our common stock at the end of the three-year performance period that will range between 0% and 200% of the initial award amount. The initial award amount for each executive's 2018 performance share award is a stated number of performance shares, which is the target amount shown in the table. The number of shares of our stock that the NEO will earn will be determined at the end of a three-year performance period. The performance measures applicable to the performance shares that we granted in 2018 are based on Cumulative Net Income (weighted at 50%) and HDMC Average Return on Invested Capital (ROIC) (weighted at 50%). These measures are discussed in more detail under "Long-Term Incentive Plan" in the "Compensation Discussion and Analysis." The amount of shares the NEO earns is based on performance and the value that the NEO realizes is based on our stock price when earned shares are delivered. To the extent that these awards vest, the participant will receive the accumulated dividends that have accrued over the performance period in direct proportion to the number of performance shares that actually vest.

(3) Restricted stock unit awards allow NEOs to receive shares of our common stock in the future only after the awards vest, which will occur only if the individual remains an employee through the vesting date or certain other circumstances apply. The restricted stock unit awards vest in three equal annual installments beginning one year after the grant date. During the vesting period, the recipient is eligible to receive dividend equivalents on a current basis on each restricted stock unit of the same value as dividends that are declared and paid quarterly on each share of stock. Under the vesting rules of our restricted stock unit awards, a recipient who is at least 55 years old, eligible for retirement, and retires from the company will have all awards that were granted 12 or more months prior to the date of retirement vest upon retirement.

Narrative to Summary Compensation Table and Grants of Plan-Based Awards table

For 2018, we maintained the following executive compensation plans and programs for our NEOs:

- Base salary;
- Annual cash incentive compensation;
- Long-term incentive stock awards;
- Retirement and savings plans;
- Non-qualified deferred compensation plan; and
- Life insurance-related benefits, including payments in lieu of post-retirement life insurance, and other non-cash compensation.

We include further details regarding these plans and elements of our program, including information on performance criteria and vesting provisions, in the "Compensation Discussion and Analysis–Components of Our Executive Compensation Program" section.

Harley-Davidson CEO Pay Ratio for 2018

To comply with Item 402(u) of Regulation S-K, we are providing the following disclosure regarding the ratio of the median annual total compensation of our employees and the annual total compensation of our chief executive officer for the year ended December 31, 2018. We identified our median employee for 2018 using the following methodology:

- We identified each individual that we employed globally on October 15, 2018. We used October 15 as our determination date, rather than last year's determination date of October 12, so that the date aligned with the end of a U.S. pay cycle, which made it easier for us to gather the required payroll information.

- We then compared the base salary or base wages that we paid to each individual in our employee population during 2018. We annualized the base salary for any individual who commenced work with us after January 1, 2018.

- We identified approximately 240 employees to whom we paid approximately the same base compensation during 2018. From that group of employees, we conducted a random sample to identify a sub-group of employees from which to select our median employee. We then used assumptions that we considered reasonable based on our knowledge of our employee population to select an employee from the sub-group as the median employee that we thought was most representative of our employee population.

We calculated such median employee's annual total compensation for 2018 in the same way that we calculated total compensation for each of our NEOs that appear in the Summary Compensation Table above. Our median employee's total compensation was $74,359, and our CEO's total compensation (as reported in the Summary Compensation Table) was $9,149,692, resulting in a ratio of the median employee's compensation to our CEO's compensation of approximately 1:123.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2018

NAME (a)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE (b)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE (1) (c)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF SECURITIES UNDERLYING UNEXERCISED UNEARNED OPTIONS (#) (d)	OPTION EXERCISE PRICE ($) (e)	OPTION EXPIRATION DATE (f)	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#) (2) (4) (g)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($) (h)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#) (3) (4) (i)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($) (3) (j)
Matthew S. Levatich	75,602	—		$63.49	02/03/25	129,287	$4,411,272	92,935	$3,170,942
	32,926	—		$62.33	02/04/24				
	34,567	—		$51.78	02/04/23				
	32,198	—		$45.32	02/06/22				
	26,247	—		$41.33	02/09/21				
John A. Olin	25,453	—		$63.49	02/03/25	42,916	$1,464,294	30,793	$1,050,657
	22,726	—		$62.33	02/04/24				
	22,825	—		$51.78	02/04/23				
	20,194	—		$45.32	02/06/22				
	13,059	—		$41.33	02/09/21				
	44,465	—		$22.63	02/10/20				
	30,000	—		$28.54	10/19/19				
Michelle A. Kumbier	10,484	—		$63.49	02/03/25	41,626	$1,420,279	24,597	$ 839,250
	9,823	—		$62.33	02/04/24				
	10,980	—		$51.78	02/04/23				
Lawrence G. Hund	20,950	—		$63.49	02/03/25	45,421	$1,549,765	25,448	$ 868,286
	19,509	—		$62.33	02/04/24				
	13,073	—		$22.63	02/10/20				
Paul J. Jones	13,860	—		$63.49	02/03/25	25,144	$ 857,913	18,148	$ 619,210
	12,989	—		$62.33	02/04/24				
	11,536	—		$51.78	02/04/23				
	11,039	—		$45.32	02/06/22				

(1) We granted all options ten years prior to the expiration date. Each grant vested ratably over a three-year period beginning with the first 33% vesting one year after the date of grant, the second 33% vesting two years after the date of grant and the third 33% vesting three years after the date.

(2) The amounts in this column consist of unvested restricted stock units (RSUs) and earned but unvested performance shares. Earned but unvested performance shares relate to the 2016 performance share grant which were earned at 66.3% of target for the 2016 to 2018 performance period.. The earned performance shares did not vest until certification of the achievement of the applicable performance measures in February 2019. The value of the awards in this column is based on the closing price of Harley-Davidson's common stock on December 31, 2018.

(3) The amounts in this column consist of unearned performance shares. The number of performance shares disclosed was based on actual performance achieved for each of the underlying performance measures through December 31, 2018. The portion of shares related to measures with actual performance that was less than threshold was disclosed based on threshold performance. The remaining shares related to measures with actual performance that exceeded the threshold, but was less than the target, and were disclosed based on target performance. The value of performance shares is based on the closing price of Harley-Davidson's common stock on December 31, 2018.

(4) RSUs and performance shares vest as follows:

	RSU VESTING DATE	NUMBER OF RSUS	PERFORMANCE SHARES VESTING DATE	NUMBER OF PERFORMANCE SHARES
Matthew S. Levatich	2/1/2019	24,171	2/1/2019	53,133
	2/2/2019	13,159	2/1/2020	43,484
	2/1/2020	24,171	2/1/2021	49,451
	2/1/2021	14,653		
John A. Olin	2/1/2019	8,021	2/1/2019	17,610
	2/2/2019	4,362	2/1/2020	14,252
	2/1/2020	8,021	2/1/2021	16,541
	2/1/2021	4,902		
Michelle A. Kumbier	2/1/2019	6,545	2/1/2019	10,808
	2/2/2019	2,677	2/1/2020	9,590
	2/1/2020	17,149	2/1/2021	15,007
	2/1/2021	4,447		
Lawrence G. Hund	2/1/2019	6,631	2/1/2019	14,507
	2/2/2019	3,593	2/1/2020	11,748
	2/1/2020	6,631	2/1/2021	13,700
	2/1/2021	4,059		
	2/2/2021	10,000		
Paul J. Jones	2/1/2019	4,738	2/1/2019	10,211
	2/2/2019	2,529	2/1/2020	8,267
	2/1/2020	4,738	2/1/2021	9,881
	2/1/2021	2,928		

OPTION EXERCISES AND STOCK VESTED IN 2018

NAME (a)	NUMBER OF SHARES ACQUIRED ON EXERCISE (#) (b)	VALUE REALIZED ON EXERCISE ($) (c)	NUMBER OF SHARES ACQUIRED ON VESTING (#) (d)	VALUE REALIZED ON VESTING ($) (e)
Matthew S. Levatich	—	$ —	30,553	$1,462,500
John A. Olin	12,587	$392,448	10,133	$ 484,999
Michelle A. Kumbier	—	$ —	15,867	$ 756,159
Lawrence G. Hund	37,040	$859,766	8,347	$ 399,516
Paul J. Jones	—	$ —	5,783	$ 276,828

PENSION BENEFITS

NAME (a)	PLAN NAME (b)	NUMBER OF YEARS CREDITED SERVICE (#) (c)	PRESENT VALUE OF ACCUMULATED BENEFIT ($) (d)	PAYMENTS DURING LAST FISCAL YEAR ($) (e)
Matthew S. Levatich	Harley-Davidson Retirement Annuity Plan	24.4	$ 984,000	$ —
	Restoration Plan	24.4	$9,140,000	$ —
John A. Olin	Harley-Davidson Retirement Annuity Plan	15.7	$ 751,000	$ —
	Restoration Plan	15.7	$3,585,000	$ —
	Cash in lieu of life insurance		$1,138,000	$ —
Michelle A. Kumbier	Harley-Davidson Retirement Annuity Plan	21.2	$ 783,000	$ —
	Restoration Plan	21.2	$2,527,000	$ —
Lawrence G. Hund	Cash in lieu of life insurance		$1,230,000	$ —
Paul J. Jones	Not applicable		$ —	$ —

Narrative to Pension Benefits table

We maintain the Harley-Davidson Retirement Annuity Plan which is a noncontributory defined benefit pension plan. Under this plan, our salaried employees (excluding employees of HDFS and certain other subsidiaries, such as Mr. Hund), including Messrs. Levatich and Olin and Ms. Kumbier, are generally eligible to retire with unreduced benefits at age 62 or later. Mr. Jones is not eligible to participate in the Harley-Davidson Retirement Annuity Plan as we closed the plan to new participants in 2006.

Benefits are based upon monthly "final average earnings" as defined in the Harley-Davidson Retirement Annuity Plan. The monthly benefit is 1.2% of the final average earnings plus 0.4% of the final average earnings in excess of Social Security covered compensation multiplied by years of service.

For each eligible named executive officer, final average monthly earnings equal one-twelfth of the highest average annual total compensation (consisting of base salary, annual bonus and annual non-equity incentive compensation as shown in the Summary Compensation Table) paid over five highest consecutive total compensation years within the last ten years of service prior to the participant's retirement or other date of termination. Compensation under any long-term incentive plan that we maintain, including equity or cash plans, is not eligible compensation for purposes of the pension or pension benefit restoration plans.

Vesting under the Harley-Davidson Retirement Annuity Plan occurs upon the earlier of five years of service or age 65. An employee who retires after age 55 and before age 62 with a minimum of five years of service will receive an actuarially reduced benefit under the Harley-Davidson Retirement Annuity Plan. The surviving spouse of an employee who is eligible for early retirement or which is vested at death is also entitled to certain benefits under the Harley-Davidson Retirement Annuity Plan.

We adopted the Pension Benefit Restoration Plan pursuant to which we will pay participants amounts that exceed certain limitations the Internal Revenue Code imposes on benefits payable under the Harley-Davidson Retirement Annuity Plan as a plan qualified under the Internal Revenue Code and to counteract the adverse effect that participation in the Harley-Davidson deferred compensation plan may have on benefits payable under the Harley-Davidson Retirement Annuity Plan. Approximately 100 employees participate in the Restoration Plan. Executives in the plan as of December 31, 2008, made an irrevocable election to receive their benefit from the Restoration Plan as either a single lump sum payment or a monthly payment.

We computed the present value of each NEO's accumulated benefit in the Harley-Davidson Retirement Annuity Plan and Pension Benefit Restoration Plan using the same assumptions and measurement date that we used for financial reporting purposes for our 2018 financial statements. For each active named executive officer that was eligible to receive benefits as of the end of the year, we assumed a retirement age of 62, which is the earliest age at which an NEO may retire under the relevant plans without any reduction to benefits.

Certain executives are entitled to receive a lump sum payment equal to two years' salary upon retirement at or after age 55 and 5 years of service with no provision for taxes. We adopted this defined benefit in lieu of providing post-retirement life insurance. Mr. Hund and Mr. Olin were the only NEOs who were eligible to receive this benefit as of December 31, 2018. The other NEOs were not entitled to this benefit as of December 31, 2018, because they would not have satisfied the eligibility requirements as of that date. This plan has been closed to new participants since December 31, 2015.

NON-QUALIFIED DEFERRED COMPENSATION

NAME (a)	EXECUTIVE CONTRIBUTION IN LAST FY ($) (1) (b)	REGISTRANT CONTRIBUTIONS IN LAST FY ($) (2) (c)	AGGREGATE EARNINGS IN LAST FY ($) (3) (d)	AGGREGATE WITHDRAWALS/ DISTRIBUTIONS ($) (e)	AGGREGATE BALANCE AT LAST FYE ($) (4) (f)
Matthew S. Levatich	$139,913	$74,948	$ (85,006)	$ —	$1,165,024
John A. Olin	$150,000	$32,207	$(238,522)	$ —	$2,866,911
Michelle A. Kumbier	$ 52,800	$28,873	$ (13,993)	$49,865	$ 273,694
Lawrence G. Hund	$ —	$ —	$(147,946)	$ —	$3,232,435
Paul J. Jones	$ 50,000	$64,834	$ (60,690)	$ —	$ 893,740

(1) Executive contributions to these plans represent compensation from salary and non-equity incentive plans that NEOs earned but elected to defer. The entire executive contribution is therefore included in the NEO's compensation reported in the Summary Compensation Table.

(2) Employees of HDMC hired prior to August 1, 2006, including Messrs. Levatich and Olin and Ms. Kumbier, receive a company matching contribution of up to 50% of their deferred compensation plan contributions (including contributions to the company's 401(k) plans and its non-qualified deferred compensation plans) on the first 6% of cash compensation (salary and non-equity incentive plan pay) that was deferred. Employees of HDMC hired after August 1, 2006, including Mr. Jones, receive a matching contribution of up to 75% of their deferred compensation plan contributions (including contributions to the company's 401(k) plans and its non-qualified deferred compensation plans) on the first 6% of cash compensation (salary and short-term incentive plan pay) that was deferred. In addition, employees with a date of hire or rehire on or after August 1, 2006, and who are not covered under the Harley-Davidson Retirement Annuity Plan after August 1, 2006, may receive an additional employer contribution of 4% of their eligible pay. The total amount of employer contributions for each eligible NEO that is included in the non-qualified deferred compensation plan is equal to the total contribution less the amount contributed to each NEO's 401(k) account. All amounts shown as registrant contributions are included in the NEO's compensation reported in the Summary Compensation Table. Employees of Harley-Davidson Financial Services, including Mr. Hund, do not receive a matching contribution on deferred compensation plan contributions.

(3) Executives have the option of allocating their deferred compensation balances across several different independent third-party investment vehicles. No amounts of aggregate earnings for the last fiscal year or for prior years have been included in the Summary Compensation Table.

(4) Amounts included in the aggregate balance that have been reported in the Summary Compensation Table for previous years for each NEO are as follows: Mr. Levatich - $ 955,993, Mr. Olin - $ 1,326,282, Ms. Kumbier - $ 131,505, Mr. Hund - $ 2,113,955, and Mr. Jones - $ 597,684.

We include a description of the HDI Deferred Compensation Plan in the "Compensation Discussion and Analysis."

PAYMENTS MADE UPON TERMINATION

Regardless of the manner in which an NEO's employment terminates, he or she may be entitled to receive amounts earned during his or her term of employment. Such amounts may include:

- non-equity incentive compensation earned during the fiscal year;
- amounts contributed under our Deferred Compensation Plan;
- unused vacation pay; and
- amounts accrued and vested through our 401(k) savings plan and pension and similar plans.

Change of Control

We have transition agreements with Messrs. Levatich, Olin, Hund, and Jones and Ms. Kumbier. Each agreement provides that, if we terminate the individual's employment for any reason (other than for cause) within two years after a change of control, then such individual will receive a cash payment and certain other benefits. In addition, among other events, voluntary termination by the executive of his or her employment for "good reason" within two years after a change of control would entitle the executive to the benefits under the agreement. We describe the transition agreements more fully in the section "Compensation Discussion and Analysis-Employment and Transition Agreements."

Our incentive stock plans also contain provisions that apply if there is a change of control. Equity awards that we made under our 2009 and 2014 Incentive Stock Plans to an executive who was then a party to a transition agreement do not become fully vested upon a change of control (but may become vested if we terminate the individual's employment for any reason other than cause within two years after a change of control). With respect to grants through 2018, all other restricted stock awards, performance share awards, restricted stock units and option grants that we made under our 2009 and 2014 Incentive Stock Plans and predecessor plans that are unvested become fully vested upon a change of control. Beginning in 2019, all long-term incentive awards have a double-trigger vesting provision.

Under the transition agreements, a change of control of Harley-Davidson means any one of the following:

- the total number of directors either serving on the date of the agreement or approved by those serving on the date of the agreement or successors they have approved no longer constitutes at least two-thirds of the Board; or

- any person becomes the owner, directly or indirectly, of 20% or more of our outstanding common stock or voting power; or

- the consummation of a merger or consolidation with another company, a sale of most of our assets, or a liquidation or dissolution, unless, in the case of a merger or consolidation, the total number of directors serving on the date of the agreement or approved by those serving on the date of the agreement or successors they have approved will constitute at least two-thirds of the board of the surviving company after the transaction; or

- at least two-thirds of the total number of directors either serving on the date of the agreement or approved by those serving as of the date of the agreement or successors they have approved determines immediately before a proposed action is taken that the action will constitute a change of control event (and the action is subsequently taken).

The table below presents estimates of the amounts of compensation payable to each NEO upon a change of control and termination of the executive in a manner that entitles the executive to cash severance. The amounts shown assume that such change of control and termination were both effective as of December 31, 2018. The actual amounts to be paid can only be determined at the time of a change of control or the executive's termination. These amounts are in addition to amounts that an NEO would be entitled to receive under our pension plans as well as vested amounts of deferred compensation that are fully disclosed for each NEO in the "Pension Benefits" and "Non-Qualified Deferred Compensation" tables, respectively.

BENEFIT	MATHEW S. LEVATICH	JOHN A. OLIN	MICHELLE A. Kumbier	LAWRENCE G. HUND	PAUL J. JONES
UNEARNED COMPENSATION (payment contingent on termination)					
Cash Severance (a)	$ 8,693,733	$4,618,545	$2,508,000	$4,182,300	$2,029,500
Interrupted Bonus (b)	$ 1,599,846	$ 649,221	$ 594,000	$ 594,705	$ 497,511
Retirement Benefits: (c)					
Pension Plans (d)	$ 3,300,000	$1,342,000	$ —	$ —	$ —
Savings Plans/Deferred					
Compensation Plan (e)	$ —	$ —	$ —	$ 19,675	$ —
Retiree medical	$ —	$ —	$ —	$ —	$ —
Subtotal for Retirement Benefits	$ 3,300,000	$1,342,000	$ —	$ 19,675	$ —
Other Benefits: (c)					
Health & Welfare	$ 77,620	$ 80,794	$ 46,396	$ 92,282	$ 55,187
Outplacement	$ 30,000	$ 30,000	$ 20,000	$ 30,000	$ 20,000
Financial Planning	$	$	$ 20,000	$	$ 20,000
Tax Gross-Ups	$ —	$ —	$ —	$ —	$ —
Subtotal for Other Benefits Equity: (f)(g)	$ 107,620	$ 110,794	$ 86,396	$ 122,282	$ 95,187
Long-term performance shares	$ 4,227,945	$1,400,899	$1,118,999	$1,157,692	$ 825,636
Restricted Stock	$ 2,598,374	$ 863,441	$ —	$1,054,786	—
Subtotal	$ 6,826,319	$2,264,340	$1,118,999	$2,212,478	$ 825,636
Total	$20,527,518	$8,984,900	$4,307,395	$7,131,440	$3,447,834
EARNED COMPENSATION (payment not contingent on termination)					
Long-term Incentives (g)(h)					
Long-term Performance Shares	$ —	$ —	$ —	$ —	$ —
Restricted Stock	$ —	$ —	$1,051,510	$ —	$ 509,514
Unexercisable Options	$ —	$ —	$ —	$ —	$ —
Total	$ 0	$ 0	$1,051,510	$ 0	$ 509,514
GRAND TOTAL	$20,527,518	$8,984,900	$5,358,905	$7,131,440	$3,957,348

(a) For (Messrs. Levatich, Olin and Hund), the cash severance reflects the product of three times the sum of the NEO's highest annual base pay in the preceding five years plus the higher of the NEO's bonus opportunity (at target) for the year in which the change of control event occurs or the highest annual bonus in the preceding five years. For Ms. Kumbier and Mr. Jones the cash severance reflects the product of two times the sum of the NEO's highest annual base pay in the preceding five years plus two times the current target bonus. Under the transition agreements, to the extent that payments to executives would be considered "excess parachute payments" as defined in Section 280G of the Internal Revenue Code, the payments will be reduced to a point at which they are no longer considered excess parachute payments or the executive will receive the full payment and be personally liable for the excise tax, whichever produces the larger after-tax benefit to the executive. In these agreements, there are no provisions for an excise tax gross-up. Amounts in the table assume that the executives received the full payments that the transition agreements contemplate without reduction.

(b) For each NEO, the interrupted bonus reflects the higher of the NEO's target STIP opportunity for 2018 or the actual bonus earned in 2018 on the assumption that the actual bonus for 2018 would not have been determined had the change of control occurred December 31, 2018. Without the benefit of a transition agreement, there is no entitlement to any amount under the STIP upon a change of control.

(c) Pursuant to our transition agreements with Messrs. Levatich, Olin and Hund, upon a termination following a change of control in a manner that entitles the executive to cash severance, a NEO is entitled to receive three years of pension service credit for those who participate in the pension plan (but not beyond age 65) based on assumed compensation. Ms. Kumbier and Mr. Jones are not eligible for additional retirement benefits upon a change of control event. Messrs. Levatich, Olin and Hund are entitled to three years of continued coverage in our health and welfare benefit programs and up to three years of outplacement services. Ms. Kumbier and Mr. Jones are entitled to two years of continued coverage in our health and welfare benefit programs and a lump sum payment for outplacement services and financial planning assistance. We estimated the amounts in the table relating to continued coverage in our health and welfare benefit programs and outplacement services.

(d) Pursuant to our transition agreements, upon termination following a change of control in a manner that entitles the executive to cash severance, Messrs. Levatich and Olin would be entitled to three years of pension service credit (but not beyond age 65) based on assumed compensation. We calculated the present values of qualified and nonqualified pension plan benefits for Messrs. Levatich and Olin using the same actuarial assumptions that we used for the Pension Benefits Table. Ms. Kumbier and Mr. Jones are not eligible for additional retirement benefits upon a change of control event.

(e) Pursuant to the transition agreement with Mr. Hund, because he is not eligible to participate in our defined benefit pension plan, he would be entitled to certain other retirement-related benefits upon termination following a change of control in a manner that entitles him to cash severance. Mr. Hund would be entitled to the value of three years of the company contribution to the Harley-Davidson Financial Services 401(k) Plan, which is the maximum of $10,000 per year.

(f) For each NEO, amounts reflect the value of restricted stock, restricted stock units and unvested options awards that become vested upon termination following a change of control. The definition of change of control under our stock plans is essentially the same as in the transition agreements.

(g) We calculated the value of the unvested stock options based upon the difference between the aggregate market value of the shares of common stock underlying the unvested stock options and the aggregate exercise price that the named executive officer would be required to pay upon exercise of those stock options. We calculated the value of the unvested shares of restricted stock and unvested restricted stock units held by each NEO based upon the aggregate market value of the related shares. We used a price of $34.128 per share to determine market value in both of these calculations, which was the closing price of our common stock on December 31, 2018, as reported by the New York Stock Exchange.

(h) For each named executive officer, amounts reflect the target value of cash-based long-term incentive awards, performance share awards and the value of restricted stock, restricted stock units and unvested options awards that become vested upon a change of control regardless of whether the executive's employment is actually terminated. Equity awards that we made to Messrs. Levatich, Olin and Hund under our 2009 and 2014 Incentive Stock Plans do not vest upon a change of control (but may become vested if we terminate the executive's employment for any reason other than cause within two years after a change of control). Ms. Kumbier and Mr. Jones became parties to a transition agreement in 2018, and equity awards that we made to them, prior the time they signed the transition agreements, under our 2009 and 2014 Incentive Stock Plans will vest upon a change of control without regard to termination of employment resulting from such change of control.

Executive Severance

Our Executive Severance Policy, which applies to a subset of the senior leaders, including the CEO and the other NEOs, provides for a cash severance benefit of between 12 and 24 months of base pay and 18 months continuation of certain employee benefits, such as life insurance, medical benefits, and limited outplacement benefits if we terminate employment for reasons other than for cause. To receive a severance payment under this policy, the executive must agree to a number of restrictive covenants and execute a general release of claims against the company.

The table below presents estimates of the amounts of compensation payable to each NEO under the Executive Severance Policy assuming a termination absent a change of control for any reason other than cause, death or disability. The amounts shown assume that such termination was effective as of December 31, 2018. The actual amounts to be paid can only be determined at the time of the executive's termination.

EXECUTIVE BENEFITS UPON TERMINATION ABSENT A CHANGE IN CONTROL	MATTHEW S. LEVATICH	JOHN A. OLIN	MICHELLE A. KUMBIER	LAWRENCE G. HUND	PAUL J. JONES
Cash Severance	$2,152,500	$1,342,750	$1,320,000	$1,230,000	$1,127,500
Other Benefits					
Health and Welfare	$ 28,845	$ 30,717	$ 28,845	$ 24,723	$ 37,524
Continuation of Life Insurance	$ 6,643	$ 6,453	$ 3,968	$ 14,279	$ 2,577
Financial Planning Assistance	$ 20,000	$ 20,000	$ 20,000	$ 20,000	$ 20,000
Payment in lieu of outplacement	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000
Total	$2,217,988	$1,409,920	$1,382,813	$1,299,002	$1,197,601

Vesting of Restricted Stock and Restricted Stock Units

We awarded restricted stock and restricted stock units to NEOs, and NEOs earn the related shares when the restrictions on the awards lapse, but only if the individual remains an employee or certain other circumstances apply. In some circumstances, a pro-rata portion of the shares will vest based on a ratio of actual service to the requisite service period. This is the case for all awards if the NEO dies or becomes disabled. For certain awards, if the NEO is 55 years of age or older and elects to retire more than one year after the date of the grant of the award, all unvested shares or units under that award will automatically vest upon retirement. In addition, other awards vest fully if we terminate the NEO other than for cause. In general, "cause" means conviction of or plea of no contest to a felony, willful misconduct that is materially and demonstrably detrimental to the company, willful refusal to perform duties consistent with the NEO's office, position or status with the company or other conduct or inaction that the Human Resources Committee determines constitutes cause. Finally, as we disclose in the table above that presents the amounts payable to each NEO upon a change of control, certain restricted stock and restricted stock unit awards also vest fully on a change of control.

The following table reflects, for each NEO, the value of restricted stock and restricted stock unit awards that become vested upon termination of the NEO's employment for each of the reasons indicated in the table assuming that such termination occurred on December 31, 2018. The value is based upon the aggregate market value of the shares that would vest in each instance. We used a price of $34.12 per share to determine market value, which was the closing price of our common stock on December 31, 2018, as reported by the New York Stock Exchange. Amounts that we reflect in this table are in addition to any amounts the NEO may be entitled to receive under the Executive Severance Policy.

NAMED EXECUTIVE OFFICER	RETIREMENT	DEATH OR DISABILITY	TERMINATION BY COMPANY (1)
Matthew S. Levatich	$ —	$1,795,437	$ —
John A. Olin	$361,740	$ 595,356	$ —
Michelle A. Kumbier	$ —	$ 689,294	$ —
Lawrence G. Hund	$297,106	$ 596,356	$ —
Paul J. Jones	$ —	$ 350,426	$ —

(1) While terms for certain awards provide that the individual will forfeit any shares that are not vested if we terminate the individual, upon such a termination the individual could elect to treat the termination as a qualified retirement if he or she were eligible. There is no pro-rata vesting based on performance or, in the first year after grant, due to retirement. As a result, the awards give the NEO a strong incentive to remain with the company.

Payments Made Upon Death or Disability

If an NEO dies while employed, in addition to the benefits to which we refer immediately following the heading "Payments Made Upon Termination" above and the amounts we disclose above relating to restricted stock and restricted stock unit awards, the NEO will receive payments under our death benefits. Our death benefits provide that each NEO is entitled to three times annual base salary in the event of his or her death while actively employed, which we would generally satisfy out of proceeds of life insurance that we maintain. For each NEO, we report premiums that we paid for this life insurance as part of "All Other Compensation" in the "Summary Compensation Table." In addition, we maintain long-term disability plans in which NEOs may participate on a voluntary basis on the same terms as other salaried employees. There is no company contribution toward the cost of this benefit.

Under the form of our transition agreement, if the NEO's death occurs during employment, then no benefits are payable under the agreement. In addition, under all forms of our transition agreement, if an NEO dies after a termination that entitles the NEO to a cash payment, or if an NEO's death during active employment after a change of control entitles the NEO's estate to a cash payment, the health benefit coverage for the NEO's eligible dependents will continue until the earlier to occur of one year following the executive's death or three years following the executive's termination. All other welfare benefit coverage will cease at the date of the NEO's death.

Treatment of Certain Benefits Upon Retirement

For compensation purposes, we generally define "retirement" as separation from service on or after attainment of age 55. When an individual who satisfies these criteria leaves service, we consider him or her a retiree for purposes of certain compensation and benefits programs. An executive who has received a cash-based long-term incentive award or a performance share award will receive a payout on a pro-rata basis for each award that we granted to the executive before his or her retirement date. The payment amount under each of these awards is based upon the actual months of employment since the date of the award divided by the 36-month life of the award. Actual payments will only be made upon the completion of the performance period. An executive will receive a payout with respect to a STIP award relating to the year in which he or she retires on a pro-rata basis based upon their actual pay during the year in which they retire and the actual STIP performance of the company. Equity awards granted at least 12 months prior to the date of retirement vest on the date of retirement. These benefits are in addition to those that we disclose above under "Pension Benefits."

As of December 31, 2018, two of our NEOs, Messrs. Olin and Hund, were eligible to retire and would receive certain benefits (as described above) upon retirement. Assuming that they had retired effective that date, they would have been entitled to receive (1) payment in lieu of retiree life insurance as reflected in the table that appears above under "Pension Benefits," (2) value in respect of the vesting of restricted stock and restricted stock units as reflected in the table that appears above under "Vesting of Restricted Stock and Restricted Stock Units" and (3) pro-rata payout under the 2016 through 2018 performance share awards, 2017 through

2019 performance share awards and 2018 through 2020 performance share awards (assuming target performance for all performance cycles). For Mr. Olin, these amounts would be $906,330 paid in February 2018, $432,266 paid in February 2019 and $250,850 paid in February 2020. For Mr. Hund, these amounts would be $746,614 paid in February 2018, $356,315 paid in February 2019 and $207,757 paid in February 2020.

DIRECTOR COMPENSATION

NAME (a)	FEES EARNED OR PAID IN CASH ($) (1) (b)	STOCK AWARDS ($) (2) (3) (c)	OPTION AWARDS ($) (d)	NON-EQUITY INCENTIVE PLAN COMPENSATION (e)	CHANGE IN PENSION VALUE AND NONQUALIFIED DEFERRED COMPENSATION EARNINGS (f)	ALL OTHER COMPENSATION (g)	TOTAL (h)
Troy Alstead	$130,000	$125,000	$ —	$ —	$ —	$ —	$255,000
R. John Anderson	$110,000	$125,000	$ —	$ —	$ —	$ —	$235,000
Michael J. Cave	$270,000	$125,000	$ —	$ —	$ —	$ —	$395,000
Allan Golston	$115,000	$228,477	$ —	$ —	$ —	$ —	$343,477
Sara L. Levinson	$110,000	$125,000	$ —	$ —	$ —	$ —	$235,000
N. Thomas Linebarger	$130,000	$125,000	$ —	$ —	$ —	$ —	$255,000
Brian R. Niccol	$110,000	$125,000	$ —	$ —	$ —	$ —	$235,000
Maryrose T. Sylvester	$115,000	$125,000	$ —	$ —	$ —	$ —	$240,000
Jochen Zeitz	$125,000	$125,000	$ —	$ —	$ —	$ —	$250,000

(1) Non-employee directors have the option of receiving all or a portion of their fees in the form of stock. The portion of fees received at the election of the non-employee director in the form of stock in 2018 was $65,000 for Troy Alstead; $ 55,000 for R. John Anderson; $57,500 for Allan Golston; $130,000 for N. Thomas Linebarger; $110,000 for Brian R. Niccol; and $115,000 for Maryrose T. Sylvester.

(2) In August 2002, the Board of Directors approved stock ownership guidelines which the Board revised most recently in February 2016. In February 2016, the Board approved a change in the director stock ownership guidelines to require a non-employee director to hold 500% of the value of his or her annual cash retainer in the form of stock or stock equivalents. This change was effective May 1, 2016. Each non-employee director has until May 2021 to accumulate the appropriate number of shares.

(3) Non-employee directors receive an annual grant of share units, each representing the value of one share of our stock. The payment of share units is deferred, at the election of each non-employee director, until the first anniversary of each respective grant date or the time a non-employee director ceases to serve as a director, and share units are payable at that time in actual shares of our stock. The compensation related to share unit awards has been calculated based on the grant date fair value of the award. The fair value of a share unit is based on the market price of a share of stock on the date of grant.

Narrative to Director Compensation table

Directors who are our employees (currently Mr. Levatich) do not receive compensation for their services as directors. Directors who are not employees received an annual retainer fee of $110,000 in fiscal 2018. Mr. Cave received an additional $160,000 for his service as the non-executive Chairman of the Board. For serving as the Chair of the Nominating and Corporate Governance Committee, a non-employee director is entitled to receive an additional retainer fee of $15,000. For serving as the Chair of the Sustainability Committee, a non-employee director is entitled to receive an additional annual retainer fee of $10,000. The Chair of the Audit and Finance Committee and the Chair of the Human Resources Committee are each entitled to receive an additional $20,000 annual retainer fee. Other members of the Audit and Finance Committee are entitled to receive an additional $5,000 annual retainer fee.

Pursuant to our Director Stock Plan, a non-employee director may elect to receive 0%, 50%, or 100% of the annual retainer fee to be paid in each calendar year in the form of shares of our common stock based upon the fair market value of common stock at the time of our annual meeting of shareholders. In addition, non-employee directors receive an annual grant of share units, each representing the right to receive one share of our common stock and therefore having the value of one share of our common stock.

Also pursuant to our Director Stock Plan, directors may choose to defer the receipt of their annual retainer fees payable in cash or shares of common stock. Deferrals of fees payable in shares of common stock are credited to a share account, are treated as if invested in common stock, and ultimately will be paid in common stock. Deferrals of fees payable in cash are credited to a cash account and will earn a return based on investment options that we make available to the director and that the director selects. A director will receive his or her deferred compensation following cessation of his or her service on the Board in compliance with applicable rules regarding deferred compensation plans.

The purpose of our Director Stock Plan is to further align the interests of outside directors with shareholders by providing for a portion of annual compensation for the directors' services in shares of common stock or share units.

In addition, we provide to non-employee directors a clothing allowance up to $1,500 to purchase Harley-Davidson MotorClothes® apparel and accessories, along with a discount on our products that is the same discount available to all U.S. employees of HDMC. We may also provide a director with the temporary use of a motorcycle where doing so may further our business objectives.

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and holders of more than 10% of our common stock to file with the SEC reports regarding their ownership and changes in ownership of our securities. Based on our review of the copies of Forms 3 and 4 (and any amendments) filed with the SEC and the written representations of our directors and executive officers, we believe that during fiscal year 2018 our directors and executive officers complied with all Section 16(a) filing requirements.

COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Except as otherwise noted, the following table sets forth certain information, as of March 15, 2019, with respect to the ownership of our common stock by each director, our named executive officers, all directors and executive officers as a group, and each person or group of persons that we know to own beneficially more than 5% of our stock.

BENEFICIAL OWNERSHIP TABLE

| NAME OF BENEFICIAL OWNER | AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP (1) | | | |
	NUMBER OF SHARES (2)	PERCENT OF CLASS	SHARES ISSUABLE UPON EXERCISE OF STOCK OPTIONS (3)	RESTRICTED STOCK UNITS (4)
Troy Alstead	11,271	*		
R. John Anderson	37,170	*		
Michael J. Cave	28,230	*		
Allan Golston	11,001	*		
Lawrence G. Hund	119,381(5)	*	53,532	45,637
Paul J. Jones	89,109	*	49,424	25,914
Michelle A. Kumbier	108,206	*	31,287	54,008
Matthew S. Levatich	463,722	*	201,540	128,117
Sara L. Levinson	40,881	*		
N. Thomas Linebarger	54,193	*		
Brian R. Niccol	14,978	*		
John A. Olin	245,965	*	178,722	42,951
Maryrose T. Sylvester	15,068	*		
Jochen Zeitz	23,697	*		
All Directors and Officers as a Group (18 Individuals)	1,362,284	*		
The Vanguard Group, Inc.	17,645,721(6)	11.1		
The Bank of New York Mellon Corporation	13,334,185(7)	8.39		
BlackRock, Inc.	10,863,182(8)	6.83		
Dodge & Cox	9,719,872(9)	6.11		
Invesco Ltd	8,382,160(10)	5.27		

* The amount shown is less than 1% of the outstanding shares of our common stock.

(1) Except as otherwise noted, all persons have sole voting and investment power over the shares listed. In all cases, information regarding such power is based on information that the individual beneficial owners provide to us.

(2) Includes, but is not limited to, shares of common stock issuable upon the exercise of stock options exercisable within 60 days of March 15, 2019 and shares of common stock held in our 401(k) Plan and our Dividend Reinvestment Plan as of March 15, 2019.

(3) Includes only stock options exercisable within 60 days of March 15, 2019.

(4) Amounts shown in this column are not included in the columns titled "Number of Shares" or "Percent of Class." Amounts shown in this column represent restricted stock units (RSUs) that we awarded under our 2014 Incentive Stock Plan on February 1, 2017, February 2, 2018 and February 1, 2019. Each restricted stock unit represents a contingent right to receive one share of stock. One-third of the total number of units granted on each of February 1, 2017, February 2, 2018 and February 1, 2019 vest on each of the first three anniversaries of the date of grant. The RSUs are subject to forfeiture until vested. Further, the RSUs described in this footnote do not carry the right to vote. In each case, amounts are distributable in the form of shares of our common stock on a one-for-one basis; however, any distribution would not be within 60 days of March 15, 2019.

(5) Mr. Hund's spouse, Jane L. Hund, holds 1,619 shares in the Jane L. Hund Revocable Trust. Mrs. Hund serves as Trustee of the Trust and has sole voting power over the shares.

(6) We derived the information from a Schedule 13G/A that The Vanguard Group, Inc., an investment adviser, filed with the company and the SEC on February 11, 2019. As of December 31, 2018, The Vanguard Group, Inc. was deemed to be the beneficial owner of 17,645,721 shares and had sole voting power over 188,908 shares, shared voting power over 32,547 shares, sole investment power over 17,429,076 shares and shared investment power over 216,645 shares. The Vanguard Group, Inc. is located at 100 Vanguard Blvd., Malvern, PA 19355.


(7) We derived the information from a Schedule 13G that The Bank of New York Mellon Corporation and other reporting persons filed with the company and the SEC on February 4, 2019. As of December 31, 2018, (i) The Bank of New York Mellon Corporation was deemed to be the beneficial owner of 13,334,185 shares and had sole voting power over 12,310,686 shares, shared voting power over zero shares, sole investment power over 13,085,394 shares and shared investment power over 245,791 shares, (ii) BNY Mellon IHC, LLC was deemed to be the beneficial owner of 12,718,012 shares and had sole voting power over 11,718,967 shares, shared voting power over zero shares, sole investment power over 12,473,146 shares and shared investment power over 244,866 shares and (iii) MBC Investments Corporation was deemed to be the beneficial owner over 12,718,012 shares, shared voting power over zero shares, sole investment power over 12,473,146 shares and shared investment power over 244,866 shares. The address for the reporting persons is c/o The Bank of New York Mellon Corporation, Greenwich Street, New York, NY 10286.

(8) We derived the information from a Schedule 13G/A that BlackRock, Inc. filed with the company and the SEC on February 4, 2019. As of December 31, 2018, BlackRock, Inc. was deemed to be the beneficial owner of 10,863,182 shares and had sole voting power over 9,451,525 shares, shared voting power over zero shares, sole investment power over 10,863,182 shares and shared investment power over zero shares. BlackRock, Inc. is located at 55 East 52nd Street, New York, NY 10055.

(9) We derived the information from a Schedule 13G/A that Dodge & Cox filed with the company and the SEC on February 14, 2019. As of December 31, 2018, Dodge & Cox was deemed to be the beneficial owner of 9,719,872 shares and had sole voting power over 9,259,578 shares, shared voting power over zero shares, sole investment power over 9,719,872 shares and shared investment power over zero shares. Dodge & Cox is located at 555 California Street, 40th Floor, San Francisco, CA 94104.

(10) We derived the information from a Schedule 13G that Invesco Ltd. filed with the company and the SEC on February 12, 2019. As of December 31, 2018, Invesco Ltd. was deemed to be the beneficial owner of 8,382,160 shares and had sole voting power over 8,382,160 shares, shared voting power over zero shares, sole investment power over 8,382,160 shares and shared investment power over zero shares. Invesco Ltd. is located at 1555 Peachtree Street NE, Suite 1800, Atlanta GA 30309.

HUMAN RESOURCES COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Human Resources Committee has reviewed and discussed with management the Compensation Discussion and Analysis that appears in this Proxy Statement. Based on such review and discussions, the Human Resources Committee recommended to the Board that we include the Compensation Discussion and Analysis in this Proxy Statement.

2018 Human Resources Committee of the Board of Directors

Michael J. Cave, Chair	Sara L. Levinson
R. John Anderson	Brian R. Niccol

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE REPORT

The Board has empowered the Nominating and Corporate Governance Committee to continuously review our corporate governance practices and to make recommendations to the Board. The Nominating and Corporate Governance Committee regularly reviews our Corporate Governance Policy, encourages the continuing education of Board members, provides Board members with access to senior management and defines each Board member's responsibility to attend meetings and review all pre-meeting materials.

As part of our global compliance and ethics program, we have a Code of Business Conduct that applies to all of our employees, officers and Board members. We also have a Supplier Code of Conduct that applies to our suppliers and their agents who do work on behalf of Harley-Davidson Inc. The Code of Business Conduct reporting helpline, website and telephone numbers are designed to provide employees and suppliers with the opportunity to ask Code-related questions or report a potential Code violation throughout the world (where legally allowable). Our Vice President and Chief Legal Officer reports to the Nominating and Corporate Governance Committee on matters relating to the company's global compliance and ethics program. We also have in effect the Conflict of Interest Process that the Nominating and Corporate Governance Committee has approved. The Code of Business Conduct, Supplier Code of Conduct, Conflict of Interest Process, Corporate Governance Policy and each of the four committee Charters appear on the Corporate Governance page of our website at *http://investor.harley-davidson.com*

In addition, the Corporate Governance page of our website contains information about how our shareholders can contact Board members if they have questions or issues of concern for the Board and other information relating to the company's corporate governance. We are not including the information available through our website as a part of this Proxy Statement.

As set forth in its Charter, the Nominating and Corporate Governance Committee leads the Board in an annual review of the performance of the Board, the Board's committees and the Directors. Annually, the Nominating and Corporate Governance Committee reviews the independence of each director and examines all relationships, if any, a director has with the company to determine if that relationship is material. The Nominating and Corporate Governance Committee has determined that one current director (Mr. Levatich) is not independent and has reviewed the very limited business relationships that one other director has with the company. We disclose this relationship in the "Certain Transactions" section. All members of the Nominating and Corporate Governance Committee are independent in accordance with New York Stock Exchange rules.

2018 Nominating and Corporate Governance Committee of the Board of Directors

N. Thomas Linebarger, Chair	Sara L. Levinson
Troy Alstead	Brian R. Niccol
R. John Anderson	Maryrose T. Sylvester
Michael J. Cave	Jochen Zeitz
Allan Golston	

AUDIT AND FINANCE COMMITTEE REPORT

The Audit and Finance Committee is currently comprised of five members. The Board has determined Messrs. Alstead, Golston, Linebarger and Zeitz to be audit committee financial experts within the meaning of SEC rules. All Audit and Finance Committee members are independent and financially literate pursuant to New York Stock Exchange rules.

The Audit and Finance Committee Charter provides that the independent auditor is accountable to the Audit and Finance Committee and to the Board. The Audit and Finance Committee has the ultimate authority and responsibility to appoint, retain, evaluate and, where appropriate, replace the independent registered public accounting firm serving as the company's independent auditor. However, the Audit and Finance Committee will seek shareholder ratification of its choice of independent auditor at Harley-Davidson's annual meeting of shareholders.

The Audit and Finance Committee has reviewed and discussed with management its assessment of the effectiveness of Harley-Davidson's internal control system over financial reporting as of December 31, 2018. Management has concluded that the internal control system was effective. Additionally, Harley-Davidson's internal control over financial reporting as of December 31, 2018 was audited by Ernst & Young LLP, Harley-Davidson's independent auditor for the 2018 fiscal year.

The Audit and Finance Committee has reviewed and discussed Harley-Davidson's audited financial statements for the 2018 fiscal year with management as well as with representatives of Ernst & Young LLP. The Audit and Finance Committee has also discussed with Ernst & Young LLP matters required to be discussed under Public Company Accounting Oversight Board ("PCAOB") Auditing Standard No. 1301, Communications with Audit Committees. The Audit and Finance Committee has received written disclosures from Ernst & Young LLP regarding their independence as required by PCAOB Ethics and Independence Rule 3526, Communication with Audit Committees Concerning Independence, and has discussed with representatives of Ernst & Young LLP the independence of Ernst & Young LLP.

Based on the review and discussions referred to above, the Audit and Finance Committee has recommended to the Board that the audited financial statements for the 2018 fiscal year be included in Harley-Davidson's Annual Report on Form 10-K for the 2018 fiscal year for filing with the SEC.


2018 Audit and Finance Committee of the Board of Directors

Troy Alstead, Chair   Maryrose T. Sylvester
Allan Golston   Jochen Zeitz
N. Thomas Linebarger


SHAREHOLDER PROPOSALS

If a shareholder intends to present a proposal at the 2020 annual meeting of shareholders and desires to have us include that proposal in our proxy materials for that meeting under Rule 14a-8 of the Securities Exchange Act of 1934, then the shareholder must ensure that we receive the proposal by November 30, 2019. A shareholder who otherwise intends to present business at the 2020 annual meeting of shareholders must comply with the requirements set forth in our Restated Articles of Incorporation as supplemented by our By-laws. Our Restated Articles of Incorporation and By-laws contain specific requirements with which a shareholder must comply. For example, our Restated Articles of Incorporation state that a shareholder must give written notice that complies with the Restated Articles of Incorporation as supplemented by our By-laws to our Secretary not less than 60 days before the date in 2020 corresponding to the date we released this Proxy Statement to our shareholders. Because we anticipate mailing the Notice of Internet Availability of Proxy Materials on March 29, 2019, we must receive notice of a proposal for shareholders to consider at the 2019 annual meeting of shareholders that a shareholder submits other than pursuant to Rule 14a-8 no later than January 29, 2020.

If we receive the notice after January 29, 2020, then we will consider the notice untimely and we will not have an obligation to present the proposal at the 2020 annual meeting of shareholders. If the Board chooses to present a proposal that a shareholder submits other than under Rule 14a-8 at the 2020 annual meeting of shareholders, then the persons named in the proxies that the Board requests for the 2020 annual meeting of shareholders may exercise discretionary voting power with respect to the proposal.

Q: What is the purpose of the Annual Meeting?

A: (1) To elect ten directors to the Board of Directors; (2) to approve, by advisory vote, the compensation of our named executive officers; (3) to ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2019; and (4) to take action upon any other business as may properly come before the Annual Meeting and any adjournments or postponements of the meeting. The Notice of Annual Meeting of Shareholders and this Proxy Statement describe these matters in more detail. In addition, members of management will report on our 2018 performance and, once the shareholders conclude the business of the Annual Meeting, respond to shareholders' questions as time permits.

Q: Who can attend the Annual Meeting?

A: All shareholders of Harley-Davidson, Inc., or individuals that shareholders have duly appointed as their proxies and guests, may attend the Annual Meeting. Appointing a proxy in response to this request will not affect a shareholder's right to attend the Annual Meeting and to vote in person. To attend the Annual Meeting, please follow these instructions:

If shares you own are registered in your name or if you own shares through our Dividend Reinvestment Plan, to enter the Annual Meeting, please bring a form of a government-issued photo identification and either (1) proof of your ownership of our common stock or (2) the Notice of Internet Availability of Proxy Materials; or if you hold your shares in "street name" (that is, through a broker, bank or other nominee), to enter the Annual Meeting, please bring a copy of a brokerage statement reflecting your ownership of our common stock or other proof of ownership through such broker, bank or nominee and a form of a government-issued photo identification.

Q: What constitutes a quorum?

A: A majority of the 159,022,009 shares of our stock outstanding on March 15, 2019 must be present, in person or by proxy, to provide a quorum at the Annual Meeting. If you vote, your shares will count toward satisfying the quorum requirement. If you return a proxy card or otherwise submit a proxy marked "ABSTAIN" or without voting instructions, your shares of common stock will also count toward satisfying the quorum requirement. Also, in those instances where banks, brokers or other nominees who hold shares on behalf of others have returned a proxy but could not vote the shares on particular matters without receiving voting instructions from the beneficial owners ("broker nonvotes"), those shares will count toward satisfying the quorum requirement. If you own shares in street name, we encourage you to provide voting instructions to your broker, bank or other nominee. Once a share is counted as present at the Annual Meeting, it will count as present for quorum purposes throughout the Annual Meeting (including any adjournment or postponement of that meeting unless a new record date is or must be set for the adjournment or postponement).

Q: Who is entitled to vote?

A: Only holders of the 159,022,009 shares of our common stock outstanding as of the close of business on March 15, 2019, can vote at or prior to the Annual Meeting. Each of these shareholders has one vote for each share of our stock held on that date.

Q: How do I vote?

A: If the records of our transfer agent show that you own shares in your name or if you own shares through our Dividend Reinvestment Plan at the close of business on March 15, 2019, then you may vote (1) via the internet at http://www.proxyvote.com, (2) in person at the Annual Meeting, (3) by mail after first requesting a printed copy of this Proxy Statement, proxy card and Annual Report on Form 10-K and following the instructions set forth on the proxy card or (4) by telephone after reviewing the Proxy Statement and Annual Report on Form 10-K at http://www.proxyvote.com. Instructions for using these convenient services are set forth on the Notice of Internet Availability of Proxy Materials. If you plan to vote in person at our meeting, you will need to request a ballot to vote your shares. In addition, if you own your shares through a bank, broker or other nominee, you will need to obtain a legal proxy issued in your name from your bank, broker or other nominee to vote at the meeting.

If you own shares in street name, you may vote via telephone or the internet if your bank, broker or other nominee makes those methods available, in which case your bank, broker or other nominee will provide instructions with your Proxy Statement.

The telephone and internet voting procedures will authenticate your identity, allow you to give your voting instructions and confirm that we properly recorded your instructions. If you vote via the internet, you should understand that there might be costs associated with electronic access that you must bear, such as usage charges from internet access providers and telephone companies. You will need a touch tone telephone to vote by telephone.

Q: What is the effect of not voting at the Annual Meeting?

A: The consequences of not voting at the Annual Meeting will depend on how you own your shares. If the records of our transfer agent, Computershare Investor Services LLC, show that you own shares in your name or if you own shares through our Dividend Reinvestment Plan and you do not vote, we cannot consider those shares present at the meeting and they will not count toward satisfying the quorum requirement.

If you own shares in street name and do not vote, your broker, bank or other nominee may vote your shares at the meeting. If you do not give voting instructions for your shares, your broker, bank or other nominee may or may not be able to vote your shares in its discretion depending on the proposals before the meeting. Your broker, bank or other nominee may vote your shares in its discretion on routine matters such as Proposal 3, the ratification of the selection of our independent registered public accounting firm, but may not vote your shares in its discretion on the other Proposals. If you own shares in street name, we encourage you to provide voting instructions to your broker, bank or other nominee.

Q: Can I change my vote after I submit my proxy?

A: Yes. You can change your vote at any time before the Annual Meeting by submitting a new proxy or by providing written notice to our Secretary and voting in person at the Annual Meeting. Your presence at the Annual Meeting does not in and of itself revoke your proxy. You also are invited to attend the Annual Meeting in person. However, because a beneficial owner is not the shareholder of record, you may not vote these shares in person at the Annual Meeting unless you obtain a "legal proxy" from the bank, broker or other nominee that holds your shares, giving you the right to vote the shares at the Annual Meeting.

Unless you properly revoke your proxy, the persons you have appointed will vote your shares at the Annual Meeting. If you specify a choice by means of the proxy, the persons you have appointed will vote your shares as you specify. If you do not specify a choice, the persons you have appointed will vote your shares in accordance with the recommendations of the Board of Directors.

Q: Is my vote confidential?

A: We will handle all proxy instructions, ballots and voting tabulations that identify individual shareholders carefully to protect your voting privacy. No one will disclose your vote either within Harley-Davidson or to third parties, except: (1) as necessary to meet applicable legal requirements; (2) to allow for the tabulation of votes and certification of the vote; and (3) to facilitate a successful proxy solicitation.

Q: Who will count the vote?

A: Broadridge Financial Solutions, Inc. will count the vote. Its representative will serve as the inspector of the election.

Q: Who pays to prepare and solicit the proxies?

A: We pay the cost of soliciting the proxies relating to the Annual Meeting, except for some costs that may arise through your use of the telephone and internet. We may request proxies in person, by telephone, and internet, as well as through the mail. We also expect to ask banks, brokerage houses and other custodians, nominees or fiduciaries to forward proxy materials to their principals and to obtain proxies. We will reimburse these institutions for their out-of-pocket expenses.

Q: How can I obtain printed copies of the proxy materials?

A: If you are a shareholder, you may receive a printed copy of the proxy materials by following the instructions below, which also appear in the Notice of Internet Availability of Proxy Materials.

If you want to receive a printed copy of this Proxy Statement, proxy card and/or Annual Report on Form 10-K, you must request one. There is NO charge by the company for requesting a copy. Please choose one of the following methods to make your request:

1) BY INTERNET: *www.proxyvote.com*
2) BY TELEPHONE: 1-800-579-1639
3) BY EMAIL: *sendmaterial@proxyvote.com*

If you request printed materials by email, please send a blank email that includes the control number that appears in your Notice of Internet Availability of Proxy Materials in the email subject line. If you access documents electronically, you should understand that there might be costs to access materials electronically that you must bear, such as usage charges from Internet access providers and telephone companies.

Requests, instructions and inquiries sent to the email address above for purposes other than requesting a printed copy of this Proxy Statement, proxy card and Annual Report on Form 10-K will NOT be reviewed or accommodated. Please make the request as instructed above on or before April 19, 2019, to facilitate delivery prior to the Annual Meeting. After April 19, 2019 you may request printed copies of this Proxy Statement and/or Annual Report on Form 10-K, but not a proxy card, by contacting the company's Investor Relations Department directly by: (a) mail at Harley-Davidson, Inc., Attention: Investor Relations, 3700 West Juneau Avenue, P.O. Box 653, Milwaukee, Wisconsin 53201-0653, (b) telephone at 877-HDSTOCK (toll-free) or (c) email at *investor.relations@harley-davidson.com*.

Q: How is management structured?

A: Harley-Davidson, Inc. operates in two business segments - the motorcycles and related products segment and the financial services segment. The motorcycles and related products segment includes companies that do business as Harley-Davidson Motor Company ("HDMC"). The financial services segment includes Harley-Davidson Financial Services ("HDFS").

Our organizational structure consists of the Harley-Davidson Leadership Team ("HDLT") and a broad group of our leaders representing key functions and key individuals of Harley-Davidson that we refer to as senior leaders.

The HDLT consists of the Chief Executive Officer of Harley-Davidson, Inc., as well as the Chief Operator Officer of HDMC, the President of HDFS and other executive officers who report directly to the Chief Executive Officer. The members of the HDLT are responsible for making decisions on business issues that impact our entire company, developing high-level policies and advising our Chief Executive Officer. For SEC purposes, we consider the HDLT members our executive officers. Among other things, the SEC requires executive officers to disclose publicly their holdings of and transactions involving our stock.

Q: Who are our executive officers for SEC purposes?

A: As of March 15, 2019, our executive officers for general SEC purposes were as follows:

NAME AND TITLE	AGE
Matthew S. Levatich, President and Chief Executive Officer, Harley-Davidson, Inc. *We have employed Mr. Levatich for approximately 24 years. Mr. Levatich became our President and Chief Executive Officer effective May 1, 2015.*	54
John A. Olin, Senior Vice President and Chief Financial Officer, Harley-Davidson, Inc. *We have employed Mr. Olin for approximately 16 years.*	58
Michelle A. Kumbier, Chief Operating Officer, Harley-Davidson Motor Company *We have employed Ms. Kumbier for approximately 23 years.*	51
Lawrence G. Hund, President and Chief Operating Officer, Harley-Davidson Financial Services *We have employed Mr. Hund for approximately 8 years and previously employed him for approximately 5 years prior to 2008.*	63
Paul J. Jones, Vice President and Chief Legal Officer, Harley-Davidson, Inc. *We have employed Mr. Jones for approximately 9 years.*	48
Julie Anding, Vice President, Chief Human Resources Officer, Harley-Davidson, Inc. *We have employed Ms. Anding for approximately 22 years.*	50
David Shawn Cox., Senior Vice President Consumer Retail Experience, Harley-Davidson Motor Company *We have employed Mr. Cox for approximately 2 months.*	55
Heather J. Malenshek, Senior Vice President Marketing and Brand, Harley-Davidson Motor Company *We have employed Ms. Malenshek for approximately 5 years.*	55
Luke C. Mansfield, Vice President and Chief Strategy Officer, Harley-Davidson, Inc. *We have employed Mr. Mansfield for approximately 4 months.*	42

Mr. Hund and Mr. Olin have served in their respective current capacities for more than five years. We have employed the executive officers identified below in their respective current capacities for less than five years. The following is additional biographical information for at least the last five years relating to these executive officers:

Mr. Levatich became our President and Chief Executive Officer in 2015. Prior to that time, he served as President and Chief Operating Officer of HDMC since 2009.

Ms. Kumbier has been with Harley-Davidson since 1997 and, since October 2017, has been HDMC's Chief Operating Officer. From 2015 to October 2017, she was HDMC's Senior Vice President, Motor Company Product and Operations. From 2012 to 2015, she was Senior Vice President of Motorcycle Operations, and from 2010 to 2012, she was our Senior Vice President, Product Development.

Mr. Jones has served as our Vice President, Chief Legal Officer and Secretary since 2016. He joined the company in 2010 as Vice President, General Counsel and Secretary. From 2016 to August 2018, Mr. Jones also served as our Vice President of Strategy and Sustainability, in addition to his current roles.

Ms. Anding has been with Harley-Davidson since 1997 and has been our Vice President and Chief Human Resources Officer since 2019. She served as our Director of Organizational Effectiveness from 2017 to 2019 and our Director of Talent and Learning from 2009 to 2017.

Mr. Cox became our Senior Vice President Consumer Retail Experience in January 2019. Prior to joining the company, from 2016 to 2018, Mr. Cox was a principal of Go Intellectual Capital, a consulting firm, where he was responsible for developing integrated retail consumer experiences for a variety of companies. From 2013 to 2015, Mr. Cox was the Senior Vice President of Retail at Columbia Sportswear Company where he was responsible for leading its brick-and-mortar retail and ecommerce strategy and operations in the U.S., Europe and Canada.

Ms. Malenshek has been with Harley-Davidson since 2014 and in 2018 became our Senior Vice President Marketing & Brand. From 2016 to 2017, she was our Vice President Global Marketing & Brand and from 2014 to 2016 she was our Director of Consumer Insights.

Mr. Mansfield became HDMC's Vice President and Chief Strategy Officer in November 2018. Prior to joining the company, from 2014 to 2018 he was Vice President of Innovation at PepsiCo where he was responsible for developing new products to deliver more than $3 billion in additional revenue. Prior to that, he served as European director at Samsung Electronics.

In addition to the executive officers listed above, Mark R. Kornetzke is our Chief Accounting Officer. We have employed Mr. Kornetzke for approximately 21 years and he has served in his current role since 2009.

Q: Does Harley-Davidson have a chief compliance officer?

A: Yes. Our Board first appointed a Chief Compliance Officer in 2004. Paul J. Jones, our Vice President and Chief Legal Officer, is our current Chief Compliance Officer. Appointing a chief compliance officer was part of the Board's commitment to compliance and its desire to promote compliance, education and reporting within our company. This action formalized our continuing efforts to direct and promote an effective compliance program. Among other things, under this compliance program, management is required to report significant compliance issues to the Legal Department when they occur. The compliance program also includes training to employees, including senior management, on corporate governance issues including anti-bribery, ethics, privacy, insider trading restrictions and restrictions on disclosure of nonpublic material information. The company has a global compliance and ethics training program managed by an attorney from our Legal Department and other employees who manage corporate governance, compliance and records management. The Audit and Finance Committee and Nominating and Corporate Governance Committee receive quarterly reports on legal and compliance matters.

Q: Does Harley-Davidson have a disclosure committee?

A: Yes. In 2002, we established a Disclosure Committee comprised of members of management responsible for considering the materiality of information and making disclosure decisions on a timely basis. If necessary, a subset of the Disclosure Committee comprised of the Chief Financial Officer and the Chief Legal Officer is authorized to fulfill the functions of the Disclosure Committee. Although the following information and documentation are not provided along with this Proxy Statement, the Disclosure Committee Guidelines provide that the Disclosure Committee: (1) has access to all company books, records, facilities and personnel, as well as our independent registered public accounting firm and outside counsel; (2) designs, establishes and maintains disclosure controls and procedures for the SEC reporting process and modifies them from time to time, as appropriate; (3) creates and reviews all financial press releases; (4) reviews SEC filings on Form 8-K relating to quarterly earnings releases, Form 10-K and Form 10-Q and our annual proxy statement; (5) suggests appropriate disclosures or provides opinions on disclosure issues; (6) evaluates changes in SEC, New York Stock Exchange and Financial Accounting Standards Board disclosure rules and makes recommendations regarding their impact on the company; (7) consults with management, internal auditors, independent accountants and outside legal counsel; (8) discusses material items with employees in the internal audit function, independent registered public accounting firm and management to ensure appropriate disclosure; (9) arranges for necessary training to ensure effective implementation of the disclosure controls and procedures; and (10) annually reviews and reassesses the performance of the Disclosure Committee and these guidelines.

Q: Does Harley-Davidson have a policy for communicating material non-public information?

A: Yes. The company's Policy for Managing Disclosure of Material Information describes the procedures relating to communication with the public, the investment community and third-party business contacts. The policy can be found on the Corporate Governance area of our website at *http://investor.harley-davidson.com*

Q: Does Harley-Davidson have an internal audit department?

A: Yes. The head of the internal audit function reports directly to both the Audit and Finance Committee and our Chief Financial Officer. The Audit and Finance Committee Charter specifically provides that the head of the internal audit function is accountable to the Board of Directors and the Audit and Finance Committee and that the Audit and Finance Committee has the ultimate authority and responsibility to appoint, retain, evaluate and replace the head of the internal audit function. For more information on the internal audit function, please see the "Audit and Finance Committee Report."

Q: Where can I find corporate governance materials for Harley-Davidson?

A: The Corporate Governance page of our website at *http://investor.harley-davidson.com* contains our Corporate Governance Policy, our Conflict of Interest Process for Directors, Executive Officers and Other Employees, our Code of Business Conduct, our Financial Code of Ethics, our Policy for Managing Disclosure of Material Information, the charters for the Audit and Finance Committee, Nominating and Corporate Governance Committee, Human Resources Committee and Sustainability Committee, our By-laws, a list of the Board of Directors, our Statement on Conflict Minerals, California Transparency in Supply Chain Act Disclosure, Political Engagement and Contributions and the Clawback Policy. We are not including the information available through our website as a part of this Proxy Statement. If you access documents electronically, you should understand that there might be costs to access materials electronically that you must bear, such as usage charges from internet access providers and telephone companies.

Q: Does the company have a code of business conduct?

A: The Board of Directors first adopted our Code of Business Conduct in 1992 and the Board amended and restated it in 2003 and 2012. Our Code of Business Conduct applies to all of our employees, including all executives and directors, and promotes honest and ethical conduct and provides guidance in handling various business situations. It is available worldwide to our employees on our intranet and on the Corporate Governance page of our website at *http://investor.harley-davidson.com*. Where allowed by law, employees may anonymously report possible violations of the Code of Business Conduct by calling a third-party toll-free telephone number that is available 24 hours a day and seven days a week, via a third-party internet website or by writing to our Chief Legal Officer at the following address care of our Secretary: Harley-Davidson, Inc., 3700 West Juneau Avenue, P.O. Box 653, Milwaukee, Wisconsin 53201-0653. Employees may also report possible violations to their supervisor, their local human resources department, their local legal department, or the Chief Legal Officer and Chief Compliance Officer of Harley-Davidson, Inc. For more information, please see the "Nominating and Corporate Governance Committee Report."

Q: Does the company have a financial code of ethics?

A: Employees in key senior management positions and in areas that provide support to the finance and accounting areas, sign our Financial Code of Ethics. The Financial Code of Ethics was most recently revised in November 2015. The Chief Executive Officer, Chief Financial Officer, Controller, any employee in the finance and accounting area or in an area that provides support to the finance and accounting area of the company or one of its affiliates or subsidiaries, or a manager of any such employee must report any questionable accounting or auditing matters or any violations of the Financial Code of Ethics to the General Counsel of Harley-Davidson, Inc. or the Chairman of the Audit Committee of the Board of Directors.

Q: How may I contact the members of the Board of Directors?

A: The Corporate Governance page of our website lists the current members of the Board of Directors. Shareholders or other parties interested in communicating with Michael J. Cave, our non-executive Chairman of the Board (who is the contact for those who wish to communicate with non-management directors), or any other director may do so by writing in care of our Secretary, 3700 West Juneau Avenue, P.O. Box 653, Milwaukee, Wisconsin 53201-0653. We open and forward all mail to the director or directors specified in the communication.

Q: Does the company have a chairman or a presiding director?

A: We currently have a non-executive Chairman of the Board. Our By-Laws provide for a Presiding Director when the Chairman of the Board is not an independent Director.

Q: How may I recommend a candidate to serve on the Board of Directors?

A: Shareholders may recommend candidates for consideration by the Nominating and Corporate Governance Committee at any time by writing to the Chair of the committee in care of our Secretary at the above address. To enable the committee to consider a shareholder recommendation in connection with the 2020 annual meeting of shareholders, we must receive the recommendation on or before November 30, 2019. Under "Nominating and Corporate Governance Committee," we discuss the criteria that the Nominating and Corporate Governance Committee considers for identifying and recommending new candidates to serve on the Board.

DELIVERY OF PROXY MATERIALS TO HOUSEHOLDS

Pursuant to the rules of the SEC, services that deliver our communications to shareholders that hold their stock through a broker, bank or other nominee may deliver to multiple shareholders sharing the same address a single copy of our Notice of Internet Availability of Proxy Materials, Annual Report on Form 10-K and/or this Proxy Statement. We will deliver promptly, if you request orally or in writing, a separate copy of the Notice of Internet Availability of Proxy Materials, Annual Report on Form 10-K and/or this Proxy Statement to any shareholder at the same address. If you wish to receive a separate copy of the Notice of Internet Availability of Proxy Materials, Annual Report on Form 10-K and/or this Proxy Statement, then you may contact our Investor Relations Department by: (a) mail at Harley-Davidson, Inc., Attention: Investor Relations, 3700 West Juneau Avenue, P.O. Box 653, Milwaukee, Wisconsin 53201-0653, (b) telephone at 877-HDSTOCK (toll-free) or (c) email at *investor.relations@harley-davidson.com*. You can also contact your broker, bank or other nominee to make a similar request. Shareholders sharing an address who now receive multiple copies of our Notice of Internet Availability of Proxy Materials, Annual Report on Form 10-K and/or this Proxy Statement from their broker, bank or other nominee may request delivery of a single copy by contacting their broker, bank or other nominee, so long as the broker, bank or other nominee has elected to household proxy materials.

By Order of the Board of Directors,
Harley-Davidson, Inc.

Paul J. Jones
Secretary

Milwaukee, Wisconsin
March 29, 2019



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